                                                Filed Pursuant to Rule 424(b)(4)
                                            Registration Statement No. 333-90812


PROSPECTUS                                                         July 29, 2002
--------------------------------------------------------------------------------

3,500,000 SHARES

(R-G FINANCIAL CORPORATION LOGO)

CLASS B COMMON STOCK
--------------------------------------------------------------------------------

R&G Financial is a Puerto Rico chartered financial holding company that operates R-G Premier Bank of Puerto Rico, a Puerto Rico commercial bank, R&G Mortgage Corp., the second largest mortgage company in Puerto Rico, and Crown Bank, a Federal Savings Bank, with offices in Central Florida. We are offering 2,000,000 shares of Class B common stock, and our majority stockholder (the "Selling Stockholder") is offering 1,500,000 shares of Class B common stock. We will not receive any proceeds from the sale of shares by the Selling Stockholder. Upon consummation of such sale, the Selling Stockholder will own 43.71% of our stock and continue to have voting control of our company.

Effective as of July 12, 2002, our Class B common stock is listed on the New York Stock Exchange under the symbol "RGF." The last reported sale price of our Class B common stock on July 29, 2002 was $20.03 per share.

BEFORE BUYING ANY OF THESE SHARES, YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS DESCRIBED IN "RISK FACTORS" BEGINNING ON PAGE 10.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE OR COMMONWEALTH OF PUERTO RICO SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OBLIGATIONS OF ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, AND ARE SUBJECT TO INVESTMENT RISKS, INCLUDING LOSS OF THE PRINCIPAL INVESTED.

                                                              PER SHARE                         TOTAL
-----------------------------------------------------------------------------------------------------
Public offering price                                         $19.0000                    $66,500,000
-----------------------------------------------------------------------------------------------------
Underwriting discounts and commissions                        $ 0.9975                    $ 3,491,250
-----------------------------------------------------------------------------------------------------
Proceeds, before expenses, to R&G Financial                   $18.0025                    $36,005,000
-----------------------------------------------------------------------------------------------------
Proceeds, before expenses, to the Selling Stockholder         $18.0025                    $27,003,750
-----------------------------------------------------------------------------------------------------

We have also granted the underwriters a 30-day option to purchase up to 525,000 shares of Class B common stock to cover over-allotments at the public offering price per share less the underwriting discounts and commissions.

The underwriters are offering the shares of our Class B common stock as described in "Underwriting." Delivery of the shares will be made on or about August 2, 2002.

UBS WARBURG                                        KEEFE, BRUYETTE & WOODS, INC.
FRIEDMAN BILLINGS RAMSEY                        SANDLER O'NEILL & PARTNERS, L.P.

2

--------------------------------------------------------------------------------

Prospective investors may rely only on the information incorporated by reference or contained in this prospectus. Neither R&G Financial nor any underwriter has authorized anyone to provide prospective investors with information different from that incorporated by reference or contained in this prospectus. This prospectus is not an offer to sell, nor is it seeking an offer to buy, the Class B common stock in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is complete and accurate only as of the date set forth on the front cover, regardless of the time of delivery of this prospectus or any sale of these securities.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

Prospectus summary....................     3
Risk factors..........................    10
Forward-looking statements............    14
Use of proceeds.......................    14
Price range of Class B common stock...    15
Dividend policy.......................    15
Capitalization........................    16
Selected consolidated financial and
  other data..........................    17
Management............................    20
Description of capital stock..........    24
Taxation..............................    27
Selling stockholder...................    33
Underwriting..........................    34
Incorporation of certain documents by
  reference...........................    36
Where you can find more information...    37
Legal matters.........................    37
Experts...............................    37

Prospectus summary

This summary provides an overview of selected information contained elsewhere in this prospectus and does not contain all of the information you should consider. You should also read the more detailed information set out in this prospectus or incorporated by reference into this prospectus and the "Risk factors" section beginning on page 10.

Unless otherwise stated, all information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase any of the 525,000 shares of Class B common stock subject to that option.

THE COMPANY

GENERAL
R&G Financial is a Puerto Rico chartered financial holding company that operates R-G Premier Bank of Puerto Rico, a Puerto Rico commercial bank, and R&G Mortgage Corp., the second largest mortgage company in Puerto Rico. Through R&G Mortgage, we also operate The Mortgage Store of Puerto Rico, Inc., formerly Champion Mortgage Corporation, a Puerto Rico mortgage company. R&G Financial also operates Home & Property Insurance Corporation, a Puerto Rico insurance agency, and R-G Investments Corporation, a licensed broker-dealer.

In order to continue our strategy of targeted growth in Hispanic (and particularly Puerto Rican) markets within the continental United States, we acquired The Crown Group, Inc., a Florida corporation, and its wholly-owned subsidiary, Crown Bank, a Federal Savings Bank, in June 2002. As of March 31, 2002, The Crown Group had total assets of $664 million, total deposits of $461 million and stockholders' equity of $64 million. Crown Bank operates in the Tampa-St. Petersburg-Clearwater and Orlando, Florida, metropolitan areas through 14 branches. Following the completion of the acquisition, we changed the name of Crown Bank's holding company, which will now be our holding company for all U.S. operations, to R&G Acquisition Holdings Corporation, and we transferred the ownership of Continental Capital Corp., our New York and North Carolina-based mortgage banking company, from R-G Premier Bank to Crown Bank in order to consolidate our U.S. operations. We believe that a consolidated banking and mortgage banking operation in the continental United States will permit us to emulate the business model we have successfully employed in Puerto Rico. R&G Acquisition Holdings also operates R&G Capital Trust I, a Delaware business trust, which in April 2002 issued $25.0 million of trust preferred securities in a private placement. We have guaranteed certain obligations of R&G Acquisition Holdings to R&G Capital Trust I.

We are currently in our 30th year of operations and operate our business through our subsidiaries. We are primarily engaged in a range of real estate secured lending activities, including the origination, servicing, purchase and sale of mortgages on single-family residences. We securitize and sell various mortgage-backed and related securities and hold and finance mortgage loans and mortgage-backed and related securities for sale or investment. We also purchase and sell servicing rights associated with such mortgage loans. We are also engaged in providing a full range of banking services, including commercial banking services, corporate real estate and business lending, residential construction lending, consumer lending and credit cards, and in offering a diversified range of deposit products and, to a lesser extent, trust and investment services through our private banking department.

We were organized in 1972 as R&G Mortgage Corp. and completed our initial public offering in 1996, following our reorganization as a bank holding company. As of March 31, 2002, we had consolidated total assets of $4.8 billion, consolidated total deposits of $2.0 billion and consolidated stockholders' equity of $534.4 million. We operate 68 branch offices, which are comprised of 26 bank branches and 38 mortgage offices in Puerto Rico, mainly located in the northeastern section of Puerto Rico, and four mortgage offices in the continental United States, and through recently-acquired Crown Bank, we now operate 14 bank branches in the Tampa-St. Petersburg-Clearwater and Orlando, Florida metropolitan areas.

4


We have generally sought to achieve long-term financial strength and profitability by increasing the amount and stability of our net interest income and non-interest income. We have sought to implement this strategy by: (1) emphasizing our net interest income by increasing our loans held for investment, particularly single-family residential loans, and investment securities; (2) expanding our retail banking franchise in order to achieve increased market presence and to increase core deposits; (3) continuing the growth of our mortgage banking activities, including the origination and sale of mortgage loans, and growing our loan servicing operations; (4) developing new business relationships through an increased emphasis on commercial real estate and commercial business lending; (5) diversifying our retail products and services, including an increase in consumer loan originations; (6) meeting the banking needs of our customers through, among other things, the offering of trust and investment services and insurance products; (7) expanding our operations in the continental United States; and (8) controlling growth and pursuing a variety of acquisition opportunities when appropriate.

Our senior management is comprised of six executives with an average of 23 years of experience in the financial services industry. Victor J. Galan, the Selling Stockholder, is our Chairman and Chief Executive Officer, positions he has held since our reorganization as a bank holding company in 1996. Mr. Galan is also the founder and Chairman of R&G Mortgage, a position he has held since 1972. During 2001, we promoted Ramon Prats, our Vice Chairman, to the office of President. Prior to his promotion, Mr. Prats was Executive Vice President of R&G Mortgage, a position he held since 1980. Joseph R. Sandoval has served as our Chief Financial Officer since 1997. Previously, Mr. Sandoval was an accountant with a predecessor to PricewaterhouseCoopers LLP. Mario Ruiz has been with R&G Financial subsidiaries since 1990 and is presently Executive Vice President of R-G Premier Bank. Mr. Ruiz previously served in various capacities for R&G Mortgage and The Mortgage Store of Puerto Rico, Inc. Steven Velez has been with R&G Mortgage since 1989 and is presently Executive Vice President of R&G Mortgage. John A. Koegel has been with Crown Bank since its inception in 1985, serving as its President and Chief Executive Officer. Since its acquisition by R&G Financial, Mr. Koegel has served as Crown Bank's President.

Our principal executive offices are located at 280 Jesus T. Pinero Avenue, San Juan, Puerto Rico 00918, and our telephone number is (787) 758-2424.

R-G PREMIER BANK

GENERAL
R-G Premier Bank's principal business consists of holding deposits from the general public and tax-advantaged funds from eligible Puerto Rico corporations and using them, together with funds obtained from other sources, to originate and purchase loans secured primarily by residential real estate in Puerto Rico, and to purchase mortgage-backed and other securities. To a lesser extent but with increasing emphasis over the past few years, R-G Premier Bank also originates construction loans and loans secured by commercial real estate, as well as consumer and personal loans and commercial business loans. Such loans offer higher yields, are generally for shorter terms and offer R-G Premier Bank an opportunity to provide a greater range of financial services to its customers. R-G Premier Bank also offers trust services through its trust department. Prior to R&G Financial's acquisition of Crown Bank, R-G Premier Bank also originated Federal Housing Administration, or FHA, insured, Veterans Administration, or VA, guaranteed and privately insured first and second mortgage loans on residential real estate (one-to-four family) in the States of New York, New Jersey, Connecticut, North Carolina and Florida, through its wholly-owned subsidiary, Continental Capital Corp. In order to, among other things, consolidate its U.S. operations, ownership of Continental Capital was transferred to Crown Bank following completion of the acquisition of Crown Bank.

RESIDENTIAL LOANS
At March 31, 2002, R&G Financial's loans receivable, net, totaled $1.8 billion, which represented 37.4% of R&G Financial's $4.8 billion of total assets. At such date, all but $1.7 million of R&G Financial's loans receivable, net, were held by R-G Premier Bank. R-G Premier Bank's loan portfolio has historically been concentrated in loans secured by first mortgage liens on existing single-family residences. At March 31, 2002, $934.4 million, or 48.5% of R&G Financial's total loans held for investment, consisted of such loans, of which all but $1.0 million consisted of conventional loans.

CONSTRUCTION LOANS
R-G Premier Bank has been active in originating loans to construct single-family residences. At March 31, 2002, retail construction loans amounted to $54.8 million, or 2.8% of R&G Financial's total loans held for investment, while commercial construction and land acquisition loans amounted in the aggregate to $266.8 million, or 13.8% of total loans held for investment. R-G Premier Bank intends to continue to increase its involvement in single-family residential construction lending.

COMMERCIAL LOANS
R-G Premier Bank also originates mortgage loans secured by commercial real estate, primarily office buildings, retail stores, warehouses and general purpose industrial space. At March 31, 2002, $379.1 million, or 19.7% of R&G Financial's total loans held for investment, consisted of such loans. As of such date, R-G Premier Bank's commercial real estate loan portfolio consisted of approximately 1,666 loans with an average principal balance of approximately $228,000. Finally, R-G Premier Bank also offers commercial business loans, including working capital lines of credit, inventory and accounts receivable loans, equipment financing (including equipment leases), term loans, insurance premium loans and loans guaranteed by the Small Business Administration and various consumer loans. At March 31, 2002, consumer loans, which are primarily secured by real estate, amounted to $177.5 million, or 9.2% of total loans held for investment, and commercial business loans amounted to $80.5 million, or 4.2% of total loans held for investment.

R&G MORTGAGE

ORIGINATIONS
R&G Mortgage is engaged primarily in the business of originating first and second mortgage loans on single-family residential properties secured by real estate. R&G Mortgage also originates residential mortgage loans through The Mortgage Store of Puerto Rico, our wholly-owned subsidiary. Pursuant to agreements entered into between R&G Mortgage and R-G Premier Bank, non-conforming conventional single-family residential loans and consumer loans secured by real estate are also originated by R&G Mortgage for portfolio retention by R-G Premier Bank. R-G Premier Bank retains the non-conforming conventional single-family residential loans because these loans generally do not satisfy resale guidelines of purchasers in the secondary mortgage market, primarily because of size (in the case of "jumbo" loans) or other underwriting technicalities at the time of origination. Jumbo loans may be packaged and sold in the secondary market while loans with underwriting technicalities may be cured through payment experience and subsequently sold. Management believes that these loans are essentially of the same credit quality as conforming loans. During the three months ended March 31, 2002, and the years ended December 31, 2001, 2000 and 1999, R&G Mortgage originated a total of $374.2 million, $1.8 billion, $1.1 billion and $1.1 billion of residential mortgage loans, respectively. These aggregate originations include loans originated by R&G Mortgage directly for R-G Premier Bank of $155.6 million, $664.8 million, $451.4 million and $437.1 million during the three months ended March 31, 2002 and the years ended December 31, 2001, 2000 and 1999, respectively, or 42%, 36%, 43% and 41%, respectively, of total originations. The loans originated by R&G Mortgage for R-G Premier Bank are comprised primarily of conventional residential loans and, to a lesser extent, residential construction loans and consumer loans secured by real estate.

SERVICING
R&G Financial's servicing portfolio has grown significantly over the past several years. At March 31, 2002, R&G Financial's servicing portfolio totaled $7.3 billion and consisted of a total of 113,456 loans. These amounts include R&G Mortgage's $6.8 billion servicing portfolio and Continental's $472.1 million servicing portfolio. At March 31, 2002, R&G Financial's servicing portfolio included $942.6 million of loans serviced for R-G Premier Bank, or 12.9% of the total servicing portfolio. Substantially all of the mortgage loans in R&G Financial's servicing portfolio are secured by residential (one-to-four family) real estate located in Puerto Rico. R&G Mortgage generally retains the servicing function with respect to the loans which have been securitized and sold.

6


SECURITIZATIONS
R&G Mortgage pools FHA and VA loans, which are then exchanged for mortgage-backed securities which are guaranteed by the Government National Mortgage Association, or GNMA. These securities are sold to securities broker-dealers and other investors in Puerto Rico. Conventional loans may either be sold directly to agencies, such as the Federal National Mortgage Association, or FNMA, and the Federal Home Loan Mortgage Corporation, or FHLMC, or to private investors, or pooled and exchanged for FNMA or FHLMC mortgage-backed securities which are generally sold to investors. During the three months ended March 31, 2002 and the years ended December 31, 2001, 2000 and 1999, R&G Financial sold $277.6 million, $1.1 billion, $637.8 million and $721.0 million of loans, respectively, as part of its mortgage banking activities, which includes loans securitized and sold, but does not include loans originated for R-G Premier Bank or loans securitized for other institutions.

CROWN BANK
Crown Bank became our first banking institution in the continental United States on June 7, 2002 upon completion of our acquisition. From an organizational standpoint, we operate R&G Acquisition Holdings Corporation as a direct subsidiary, which is a savings and loan holding company and the sole stockholder of Crown Bank. Crown Bank operates 14 branch offices which primarily serve individuals and small to mid-sized businesses in the Tampa-St. Petersburg-Clearwater and Orlando, Florida, metropolitan areas. Crown Bank, which was organized in 1985, provides traditional commercial banking services to residents and businesses in and around Orlando and the west coast of Florida from north of Clearwater to south of Fort Myers. The members of the existing management team, led by John A. Koegel, who continues as President, have entered into employment agreements with Crown Bank and will continue working for Crown Bank. In connection with the acquisition, we have consolidated our U.S. operations by transferring the ownership of Continental Capital Corp., our New York and North Carolina-based mortgage bank, from R-G Premier Bank to Crown Bank. We intend to offer the same products and services at Crown Bank as we do at R-G Premier Bank. Of Crown Bank's $664 million of assets at March 31, 2002, an aggregate of $473 million consisted of net loans receivable, which were comprised of primarily conventional residential loans, commercial loans secured by real estate, residential construction loans and consumer loans. At March 31, 2002, Crown Bank had a loan servicing portfolio of $2.6 billion. We are currently revising and enhancing Crown Bank's policies and procedures in order to ensure that they are consistent with the existing policies and procedures at R-G Premier Bank.

We believe that the acquisition of Crown Bank will allow us to replicate our Puerto Rico business model in Florida, particularly in areas of large Puerto Rican and other Hispanic populations. We intend to integrate our existing mortgage operations in the continental United States into Crown Bank. In addition, the cost of deposits is generally lower in Florida than in Puerto Rico.

REGULATION
We operate our businesses under a variety of federal, state and Puerto Rico laws and rules. As a financial holding company, we are subject to the rules of the Board of Governors of the Federal Reserve System and the Office of the Commissioner of Financial Institutions of Puerto Rico, or OCFI. Among other things, we are required to meet minimum capital requirements, and our activities are limited to those that are determined to be financial in nature or incidental or complimentary to a financial activity.

R-G Premier Bank is subject to the rules of the OCFI and the Federal Deposit Insurance Corporation, or FDIC, and Crown Bank is subject to the rules of the Office of Thrift Supervision, or OTS, and the FDIC. Among other things, R-G Premier Bank and Crown Bank are subject to requirements on the type and amount of credit each may extend to its affiliates, including a requirement that most of such credit be fully secured, and if there were any "liquidation or other resolution" of R-G Premier Bank or Crown Bank, deposits and administrative expenses would be afforded a priority over general unsecured claims. In addition, each bank's primary regulator is required to take "prompt corrective action" if either bank does not meet minimum capital requirements. There are established five capital tiers set forth in the applicable federal regulations to implement this requirement, from "well capitalized" to "critically undercapitalized." A bank's capital tier will depend on various capital measures and other qualitative factors and will subject it to specific requirements. As of March 31, 2002, R-G Premier Bank met the capital measures for being "well capitalized" under the applicable regulations and, as of the effective date of the Crown Bank acquisition, Crown Bank also met the capital measures for being "well capitalized."

R&G Mortgage's mortgage banking business is subject to the rules of the FHA, VA, GNMA, FNMA, FHLMC, Department of Housing and Urban Development, OCFI and state regulatory authorities with respect to originating, processing, selling and servicing mortgage loans. Among other things, these rules prohibit discrimination, establish underwriting guidelines, require credit reports, fix maximum loan amounts and, in some cases, fix maximum interest rates.

8


THE OFFERING
     Class B common stock
     offered...............  2,000,000 shares by R&G Financial and 1,500,000 shares by the Selling Stockholder(1)

     Common stock
     outstanding after this
     offering(2)...........  14,553,056 shares of Class A common stock
                             18,745,249 shares of Class B common stock

     New York Stock
     Exchange symbol.......  RGF

     Use of proceeds.......  We are raising funds in this offering primarily for general corporate purposes and to support further expansion of our operations both in Puerto Rico and in the continental United States.

                             While we periodically engage in discussions with companies and investment banking firms concerning potential acquisition opportunities, we have no present agreements or understandings with any party, and there can be no assurance that we will be successful in completing any acquisitions in the future.

                             We will not receive any of the proceeds from the sale of the Class B common stock by the Selling Stockholder.

     Dividends.............  We currently pay a cash dividend of $0.08125 per share of Class A and Class B common stock per quarter, or $0.325 per share per year. The dividend payment we declared for the quarter ended March 31, 2002, which was paid on June 27, 2002, represents the 22nd consecutive increase in quarterly dividend payments by us, which reflects every quarter since our initial public offering in 1996. We pay the same dividend per share to the holders of shares of Class A common stock and Class B common stock. The dividend rate and the continued payment of dividends will depend on a number of factors. No assurance can be given that we will continue to pay dividends or that they will not be reduced in the future.

     Voting rights.........  The rights of holders of our common stock are identical, except that the Class A common stock is entitled to two votes per share and the Class B common stock is entitled to one vote per share. Following the offering, Victor J. Galan, our Chairman of the Board and Chief Executive Officer and the Selling Stockholder, will own 43.71% of the outstanding common stock and will be entitled to exercise 60.83% of the outstanding voting rights (43.03% and 60.17%, respectively, if the underwriters' over-allotment option is exercised in full).

     Risk factors..........  Investing in our Class B common stock involves certain risks, which are described under "Risk factors" beginning on page 10.

---------------
(1) We have two classes of outstanding common stock: Class A common stock, which is unregistered and solely owned by Victor J. Galan, our Chairman of the Board and Chief Executive Officer, who is the Selling Stockholder; and Class B common stock, which is listed on the New York Stock Exchange (the shares of Class A common stock and Class B common stock are sometimes collectively referred to as the "common stock"). The shares of Class A common stock are convertible into shares of Class B common stock on a one-for-one basis. Only shares of Class B common stock are being offered by this prospectus.
(2) Excludes 358,760 shares of common stock which are reserved for issuance upon the exercise of outstanding options pursuant to our stock option plan at exercise prices ranging between $4.03 and $16.13 per share.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
You should read the summary consolidated financial information presented below, together with our consolidated financial statements and notes which are incorporated by reference into this prospectus and with our historical financial information included under "Selected consolidated financial and other data" beginning on page 17 of this prospectus. Per share information takes into account prior stock splits and dividends.

The return on average assets ratio is computed by dividing net income by average total assets for the period. The return on average common equity ratio is computed by dividing net income less preferred stock dividends by average common stockholders' equity for the period. Both ratios have been computed using month-end averages.

                                              AT OR FOR THE
                                           THREE MONTHS ENDED                                                       AT OR FOR THE
                                                MARCH 31,                                                 YEAR ENDED DECEMBER 31,
                                         -----------------------   --------------------------------------------------------------
                                            2002            2001         2001         2000         1999         1998         1997
---------------------------------------------------------------------------------------------------------------------------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA
Total assets...........................  $4,831,428   $3,671,472   $4,664,394   $3,539,444   $2,911,993   $2,044,782   $1,510,746
Loans receivable, net..................   1,807,860    1,662,508    1,802,388    1,631,276    1,563,007    1,073,668      765,059
Deposits...............................   2,014,676    1,740,004    2,061,224    1,676,062    1,330,506    1,007,297      722,418
Stockholders' equity...................     534,382      389,463      459,121      308,836      269,535      221,162      138,054
Common stockholders' equity per
 share.................................  $    10.27   $     8.56   $    10.07   $     8.16   $     6.79   $     5.99   $     4.88
INCOME STATEMENT DATA
Income before cumulative effect from
 change in accounting principle, net of
 taxes.................................  $   21,533   $   13,329   $   66,294   $   43,633   $   41,335   $   34,034   $   23,497
Diluted earnings per common share
 before cumulative effect of change in
 accounting principle..................  $     0.58   $     0.39   $     1.85   $     1.30   $     1.28   $     1.12   $     0.81
OPERATING DATA
Loan production........................  $  577,747   $  528,096   $2,473,168   $1,729,373   $1,977,322   $1,426,069   $  906,324
Loan servicing portfolio...............   7,311,066    6,791,561    7,224,571    6,634,059    6,177,511    4,827,798    3,000,888
PERFORMANCE RATIOS
Return on average assets...............        1.81%        1.48%        1.63%        1.34%        1.72%        1.95%        1.85%
Return on average common equity........       23.17        19.31        20.77        18.00        20.23        21.32        18.69
Net interest margin....................        2.92         2.18         2.59         2.16         2.60         2.72         3.12
ASSET QUALITY RATIOS
Non-performing assets to total assets
 at end of period......................        1.91%        3.19%        1.78%        2.96%        2.26%        2.41%        2.12%
Non-performing loans to total loans at
 end of period(1)......................        4.13         5.83         3.79         5.52         3.66         4.08         3.89
Allowance for loan losses to total
 loans at end of period(2).............        0.96         0.66         0.91         0.67         0.55         0.74         0.87
Allowance for loan losses to total
 non-performing loans at end of
 period(2).............................       23.26        11.25        24.05        12.21        15.11        17.92        22.34
Net charge-offs to average loans
 outstanding...........................        0.75(3)      0.35         0.32         0.17         0.25         0.55         0.40

---------------
(1) The increase in the ratio since 1999 was partially caused by an increasing amount of loan securitizations when compared to prior periods, which reduced the amount of loans held in portfolio that are considered in the calculation of the ratio. Without giving effect to loan securitizations, as of March 31, 2002, December 31, 2001 and December 31, 2000, the ratio of non-performing loans to total loans would have been 2.85%, 2.75% and 4.46%, respectively.

(2) Because of the nature of the collateral, our historical charge-offs with respect to residential real estate loans have been low. Excluding our residential loan portfolio, the allowance for loan losses to total loans and to total non-performing loans at March 31, 2002, December 31, 2001 and December 31, 2000 would have been 1.92% and 83.7%, respectively, 1.97% and 78.8%, respectively, and 1.67% and 73.7%, respectively.

(3) An aggregate of $1.8 million of the $3.9 million of net charge-offs during the quarter relates to one commercial real estate loan. Net loan charge-offs to average loans outstanding would otherwise have been 0.41% for the quarter without the charge-off associated with such loan.

10



Risk factors

You should carefully read the following risk factors before you decide to buy any Class B common stock. You should also consider the other information in this prospectus and the documents that are incorporated by reference.

FLUCTUATIONS IN INTEREST RATES MAY IMPACT R&G FINANCIAL'S BUSINESS

The primary market risk affecting R&G Financial is interest rate fluctuations. Changes in interest rates affect the following areas of its business:

- the number of mortgage loans originated and purchased;

- the interest income earned on loans and securities;

- the gain on sale of loans;

- the value of securities holdings; and

-the value of our servicing asset.

INCREASES IN INTEREST RATES REDUCE DEMAND FOR NEW MORTGAGE LOAN ORIGINATIONS AND REFINANCINGS
Higher interest rates increase the cost of mortgage loans to consumers and reduce demand for mortgage loans, which negatively impacts R&G Financial's profits. Reduced demand for mortgage loans results in reduced loan originations by R&G Financial, lower mortgage origination income and lower gain on sale of loans. Demand for refinancings is particularly sensitive to increases in interest rates.

INCREASES IN INTEREST RATES REDUCE NET INTEREST INCOME
Increases in short-term interest rates reduce net interest income, which is an important part of R&G Financial's earnings. Net interest income is the difference between the interest received by R&G Financial on its assets and the interest paid on its borrowings. Most of R&G Financial's assets, like its mortgage loans and mortgage-backed securities, are long-term assets. In contrast, most of R&G Financial's borrowings are short-term. When interest rates rise, R&G Financial must pay more in interest on its borrowings while interest earned on its assets does not rise as quickly, which causes profits to decrease.

INCREASES IN INTEREST RATES MAY REDUCE OR ELIMINATE GAIN ON SALE OF MORTGAGE
LOANS
If long-term interest rates increase between the time R&G Financial commits to or establishes an interest rate on a mortgage loan and the time it sells the loan, R&G Financial may realize a reduced gain or a loss on such sale.

INCREASES IN INTEREST RATES MAY REDUCE THE VALUE OF MORTGAGE LOANS AND SECURITIES HOLDINGS
Increases in interest rates may reduce the value of R&G Financial's financial assets and have an adverse impact on its earnings and financial condition. R&G Financial owns a substantial portfolio of mortgage loans, mortgage-backed securities and other debt securities, which have both fixed and adjustable interest rates. The market value of an obligation with a fixed interest rate generally decreases when prevailing interest rates rise, which may have an adverse effect on R&G Financial's earnings and financial condition. In addition, the market value of an obligation with an adjustable interest rate can be adversely affected when interest rates increase due to a lag in the implementation of repricing terms as well as due to caps, which may limit the amount of increase in the obligation's interest rate.

DECREASES IN INTEREST RATES MAY ADVERSELY AFFECT THE VALUE OF R&G FINANCIAL'S SERVICING ASSET
Decreases in interest rates lead to increases in the prepayment of mortgages by borrowers, which may reduce the value of R&G Financial's servicing asset. The servicing asset is the estimated present value of the fees R&G Financial expects to receive on the mortgages it services over their expected term. If prepayments increase above expected levels, the value of the servicing asset decreases because the amount of future fees expected to be received by R&G Financial decreases. R&G Financial may be required to

                                                                              11
RISK FACTORS


recognize this decrease in value by taking a charge against its earnings, which would cause its profits to decrease.

R&G FINANCIAL'S BUSINESS OPERATIONS INVOLVE CREDIT AND OTHER RISKS

R&G FINANCIAL IS SUBJECT TO DEFAULT AND RECOURSE RISK IN CONNECTION WITH ITS LOAN ORIGINATIONS
From the time that R&G Financial funds the mortgage loans it originates for third parties to the time it sells them, R&G Financial is generally at risk for any mortgage loan defaults. Once R&G Financial sells the mortgage loans, the risk of loss from mortgage loan defaults and foreclosures passes to the purchaser or insurer of the mortgage loans. However, in the ordinary course of business, R&G Financial makes representations and warranties to the purchasers and insurers of mortgage loans. If a borrower defaults on a mortgage loan and there has been a breach of any of these representations or warranties, R&G Financial may become liable for the unpaid principal and interest on the defaulted mortgage loan and may be required to repurchase the mortgage loan and bear any subsequent loss on the mortgage loan. In addition, with respect to the non-conventional mortgage loans originated by R&G Financial, which are subsequently securitized and sold, from time to time, R&G Financial provides recourse in the event of mortgage loan defaults and/or foreclosures or certain documentation deficiencies. At March 31, 2002, there were $559.2 million of loans subject to such recourse provisions.

R&G FINANCIAL IS SUBJECT TO DEFAULT RISK IN CONNECTION WITH LOAN ORIGINATIONS OF ITS BANKS
Both R-G Premier Bank and Crown Bank are subject to the risk of loss from mortgage loan defaults and foreclosures with respect to the loans originated for its respective portfolio. Notwithstanding the care with which loans are originated, industry experience indicates that a portion of a bank's loans will become delinquent and a portion of the loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized by R-G Premier Bank and Crown Bank, losses may be experienced as a result of various factors beyond each bank's control, including, among others, changes in market conditions affecting the value of collateral and problems affecting the credit of the borrower. Due to the concentration of R-G Premier Bank and Crown Bank's loans in Puerto Rico and Florida, respectively, adverse economic conditions in Puerto Rico and Florida could result in a decrease in the value of either bank's loan portfolio and underlying collateral. Although loan delinquencies have historically been higher in Puerto Rico than in the continental United States, loan charge-offs have historically been lower than in the continental United States.

Each of R-G Premier Bank and Crown Bank has established provisions for loan losses, which are charged to operations, in order to maintain the allowance for loan losses at a level which is deemed to be appropriate by management based upon an assessment of prior loss experience, the volume and type of lending being conducted, industry standards, past due loans, general economic conditions in its market area and other factors related to the collectibility of the loan portfolio. Although each bank's management utilizes its best judgment in providing for loan losses, there can be no assurance that either bank will not have to increase its provisions for loan losses in the future as a result of future increases in non-performing loans or for other reasons beyond the control of either bank. Any such increases in either bank's provisions for loan losses or any loan losses in excess of its provisions with respect thereto could have a negative impact on R&G Financial's future financial condition and/or results of operations.

R&G FINANCIAL'S EXPOSURE TO LARGER CREDIT RISK WILL INCREASE AS A CONSEQUENCE OF THE INCREASE IN CONSTRUCTION AND COMMERCIAL LENDING ACTIVITIES
R-G Premier Bank has increased its emphasis on residential construction, commercial real estate and commercial business lending, which is likely to increase overall credit risk. R&G Financial intends to continue this business plan with Crown Bank in Florida. Banks generally charge higher interest rates on commercial and residential construction loans than on residential mortgage loans, because larger loan losses are expected in this business line. Generally, commercial and construction loans are considered to be riskier than residential mortgage loans because they have larger balances to a single borrower or group of related borrowers. In addition, the borrower's ability to repay a commercial and a construction loan depends, in the case of a commercial loan, on the successful operation of the business or the property securing the loan and, in the case of a construction loan, on the successful completion and sale or

12
RISK FACTORS


operation of the project. If R-G Premier Bank or Crown Bank experienced loan losses that are higher than its allowance for loan losses, R&G Financial's profits and financial condition would be adversely affected.

R&G FINANCIAL IS SUBJECT TO RISKS IN SERVICING LOANS FOR OTHERS
R&G Financial is also affected by mortgage loan delinquencies and defaults on mortgage loans that it services for third parties. Under certain types of servicing contracts, the servicer must forward all or part of the scheduled payments to the owner of the mortgage loan, even when mortgage loan payments are delinquent. Also, to protect their liens on mortgaged properties, owners of mortgage loans usually require the servicer to advance mortgage and hazard insurance and tax payments on schedule even though sufficient escrow funds may not be available. The servicer will generally recover its advances from the mortgage owner or from liquidation proceeds when the mortgage loan is foreclosed. However, in the interim, the servicer must absorb the cost of funds advanced during the time the advance is outstanding. Further, the servicer must bear the increased costs of attempting to collect on delinquent and defaulted mortgage loans. In addition, if a default is not cured, the mortgage loan will be repaid as a result of foreclosure proceedings. As a consequence, R&G Financial is required to forego servicing income from the time such loan becomes delinquent, and into the future.

R&G FINANCIAL'S BUSINESS HAS HISTORICALLY BEEN CONCENTRATED IN PUERTO RICO, AND ADVERSE CONDITIONS IN PUERTO RICO COULD NEGATIVELY IMPACT ITS OPERATIONS
R&G Financial's business activities and credit exposure have historically been concentrated with customers in Puerto Rico. Accordingly, its financial condition and results of operations have been dependent to a significant extent upon the economic conditions prevailing in Puerto Rico, including the effect of such economic conditions on real estate values. Any significant adverse economic developments in Puerto Rico, and, in particular, any decline in real estate values, could result in a downturn in loan originations, an increase in the level of nonperforming assets and a reduction in the value of R&G Financial's loans, real estate owned and mortgage servicing portfolio. While the acquisition of Crown Bank will facilitate a diversification of overall lending concentration, Crown Bank will be subject to similar concentration risks in the Florida markets in which it operates.

R&G FINANCIAL'S ORIGINATION BUSINESS COULD BE ADVERSELY AFFECTED IF IT CANNOT MAINTAIN ACCESS TO STABLE FUNDING SOURCES
R&G Financial's business requires continuous access to various funding sources. While R-G Premier Bank and Crown Bank are able to fund their operations through deposits as well as through longer-term borrowings from the Federal Home Loan Bank, and other alternative sources, the business of R&G Mortgage (and Continental prior to the Crown Bank acquisition) has been significantly dependent upon short-term borrowings under warehousing lines. Certain of these warehousing lines of credit require the maintenance of minimum levels of net worth and debt service and limit the amount of indebtedness and dividends that may be declared. R&G Financial anticipates that Crown Bank will be a source of funding to Continental in the future.

While R&G Financial expects to have continued access to credit from the foregoing sources of funds, there can be no assurance that such financing sources will continue to be available or will be available on favorable terms. In the event that the warehousing lines of credit of R&G Financial's subsidiaries were reduced or eliminated and R&G Financial was not able to replace such lines on a cost-effective basis, R&G Financial would be forced to curtail or cease its mortgage origination business, which would have a material adverse effect on R&G Financial's operations and financial condition. Although R&G Financial's subsidiaries could also potentially access borrowings from its banks, any such borrowings would be subject to and limited by certain regulatory restrictions which apply to transactions between banks and its affiliates, including certain subsidiaries of R&G Financial.

RISKS RELATING TO CONCENTRATION OF OWNERSHIP AND DISPARATE VOTING RIGHTS
The shares of Class A common stock are entitled to two votes per share and the shares of Class B common stock are entitled to one vote per share. Upon completion of this offering (taking into consideration the sale of shares of Class B common stock by the Selling Stockholder), Victor J. Galan, Chairman of the Board and Chief Executive Officer and the Selling Stockholder, will own 43.71% of our outstanding

                                                                              13
RISK FACTORS


common stock and will be entitled to exercise 60.83% of the outstanding voting rights (43.03% and 60.17%, respectively, assuming full exercise of the underwriters' over-allotment option). As a result, Mr. Galan will continue to have the power to elect and remove all of R&G Financial's board of directors and management and to determine the outcome of substantially all other matters to be decided by a vote of stockholders. Mr. Galan's interest may not necessarily always be consistent with the interests of all other stockholders.

RISKS RELATING TO R&G FINANCIAL'S DEPENDENCE ON KEY INDIVIDUALS
The success of R&G Financial has been largely dependent on Victor J. Galan, Chairman of the Board and Chief Executive Officer, and Ramon Prats, Vice Chairman of the Board and President. R&G Financial's future success will also depend, to a great extent, upon the services of Mr. Galan and Mr. Prats. R&G Financial believes that the prolonged unavailability or the unexpected loss of the services of Mr. Galan and/or Mr. Prats could have a material adverse effect upon R&G Financial, as attracting suitable replacements may involve significant time and/or expense.

CHANGES IN STATUTES AND REGULATIONS COULD ADVERSELY AFFECT R&G FINANCIAL
R&G Financial, as a Puerto Rico chartered financial holding company, and its various subsidiaries, are each subject to federal and local governmental supervision and regulation. There are laws and regulations which restrict transactions between R&G Financial and its various subsidiaries. Any change in such regulations, whether by applicable regulators or as a result of legislation subsequently enacted by the Congress of the United States or the applicable local legislatures, could have a substantial impact on R&G Financial's operations.

COMPETITION WITH OTHER FINANCIAL INSTITUTIONS COULD ADVERSELY AFFECT R&G FINANCIAL'S PROFITABILITY
R&G Financial faces substantial competition in originating loans and in attracting deposits. The competition in originating loans comes principally from other U.S., Puerto Rico and foreign banks, mortgage banking companies, consumer finance companies, insurance companies and other institutional lenders and purchasers of loans. R&G Financial will encounter greater competition as it expands its operations in the continental United States. A number of institutions with which R&G Financial competes have significantly greater assets, capital and other resources. In addition, many of R&G Financial's competitors are not subject to the same federal regulation that governs R&G Financial's business. As a result, many of R&G Financial's competitors have advantages in conducting certain businesses and providing certain services. Increased competition could require R&G Financial to increase its rates charged on deposits or lower the rates offered on loans, which could adversely affect R&G Financial's profitability.

CERTAIN PROVISIONS IN R&G FINANCIAL'S CERTIFICATE OF INCORPORATION AND BYLAWS COULD DISCOURAGE AN ACQUISITION OF R&G FINANCIAL
In addition to the amount of common stock controlled by R&G Financial's Chairman of the Board and Chief Executive Officer described above under "-- Risks relating to concentration of ownership and disparate voting rights," certain provisions of R&G Financial's certificate of incorporation and bylaws could have the effect of discouraging non-negotiated takeover attempts, which certain stockholders might deem to be in their interest, and make it more difficult for stockholders of R&G Financial to remove members of its board of directors and management. In addition, various federal laws and regulations could affect the ability of a person, firm or entity to acquire R&G Financial or shares of its common stock. See "Description of capital stock - Restrictions on Acquisition of R&G Financial."

14



Forward-looking statements

This prospectus contains and incorporates by reference certain forward-looking statements regarding R&G Financial's financial condition, results of operations and business, such as those made in R&G Financial's Current Reports on Form 8-K filed with the Securities and Exchange Commission on April 15, 2002, April 23, 2002, June 7, 2002, June 18, 2002, July 3, 2002, July 11, 2002 and July 17,
2002. These statements are not historical facts and include statements about R&G Financial's operations, performance and financial condition, including its future economic performance, plans and objectives and the likelihood of success in developing and expanding its business. These statements are based upon a number of assumptions and estimates which are subject to significant uncertainties, many of which are beyond the control of R&G Financial. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," "estimate" and similar expressions are meant to identify these forward-looking statements. Actual results may differ materially from those expressed or implied by these forward-looking statements.

Use of proceeds

Our net proceeds from the sale of our shares of Class B common stock are estimated to be $35,719,286 ($45,170,598 if the underwriters' over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses.

We will not receive any of the proceeds from the sale of shares of Class B common stock by the Selling Stockholder. See "Underwriting" on page 34.

We are raising proceeds in this offering primarily for general corporate purposes, and to support further expansion of our operations both in the continental United States and in Puerto Rico. While we periodically engage in discussions with companies and investment banking firms concerning potential acquisition opportunities, we have no present agreements or understanding with any party and there can be no assurance that we will be successful in completing any acquisitions in the future.

Price range of Class B common stock

R&G Financial's Class B common stock was initially offered to the public on August 22, 1996 at $4.03 per share (as adjusted for stock splits and dividends). It traded from that date through July 11, 2002 on the Nasdaq Stock Market under the symbol "RGFC." Our Class B common stock was listed on the New York Stock Exchange effective as of July 12, 2002. The high and low sales prices of R&G Financial's Class B common stock, as reported by Nasdaq through July 11, 2002 and by the New York Stock Exchange since July 12, 2002, and the dividends paid by R&G Financial, in each case, during the last two years and through July 29, 2002, were as follows:

                                                           HIGH        LOW       DIVIDENDS PAID
------------------------------------------------------------------------------------------------
2000
-------------------------------------------------------
First Quarter..........................................  $12.0000   $  7.6875      $  0.04500
Second Quarter.........................................    9.5000      6.5000         0.04875
Third Quarter..........................................   11.0000      7.8750         0.05250
Fourth Quarter.........................................   14.5000      8.6250         0.05650
2001
-------------------------------------------------------
First Quarter..........................................   17.0000     12.6250         0.06000
Second Quarter.........................................   20.0000     14.1200         0.06375
Third Quarter..........................................   20.9100     15.7000         0.06775
Fourth Quarter.........................................   19.2500     14.9300         0.07200
2002
-------------------------------------------------------
First Quarter..........................................   22.1500     16.4000         0.07650
Second Quarter.........................................   25.2500     18.8200         0.08125
Third Quarter (through July 29, 2002)..................   23.5000     19.4800              --

On July 29, 2002, the last reported sale price of R&G Financial's Class B common stock on the New York Stock Exchange was $20.03. As of July 26, 2002, there were approximately 148 holders of record of R&G Financial's Class B common stock and one holder of record of R&G Financial's Class A common stock.

Dividend policy

We currently pay a cash dividend of $0.08125 per share of Class A common stock and Class B common stock per quarter, or $0.325 per share per year. Our dividend payment for the quarter ended March 31, 2002, which was paid on June 27, 2002, represents the 22nd consecutive increase in quarterly dividend payments we have made since our initial public offering in 1996. We pay the same dividend to holders of shares of Class A common stock and Class B common stock.

The dividend amount and the continued payment of dividends depends on a number of factors, including our capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations and general economic conditions. No assurance can be given that we will continue to pay dividends or that they will not be reduced in the future.

16





Capitalization

The following table sets forth R&G Financial's unaudited consolidated capitalization at March 31, 2002, and as adjusted to reflect the issuance of the shares of Class B common stock offered by this prospectus and the application of the net proceeds (after deducting the underwriting discounts and commissions and estimated offering expenses) therefrom to R&G Financial, as if the sale of the Class B common stock had been consummated on March 31, 2002. In addition to the indebtedness reflected below, R&G Financial had total deposits of $2.0 billion at March 31, 2002. The table does not reflect the $25.0 million of trust preferred securities which were issued in April 2002 by R&G Capital Trust I, a newly established, wholly-owned subsidiary of R&G Acquisition Holdings Corporation. We have guaranteed certain obligations of R&G Acquisition Holdings to R&G Capital Trust I. The table also does not give effect to any exercise of the over-allotment option granted to the underwriters and should be read in conjunction with R&G Financial's consolidated financial statements and related notes incorporated by reference into this prospectus.

                                                                    AT MARCH 31, 2002
                                                              ------------------------------
                                                                 ACTUAL        AS ADJUSTED
--------------------------------------------------------------------------------------------
                                                              (DOLLARS IN THOUSANDS, EXCEPT
                                                                     PER SHARE DATA)
Borrowings(1)...............................................   $2,165,678       $2,165,678
                                                               ----------       ----------
Stockholders' equity(2):
  Preferred stock, $0.01 par value, 10,000,000 shares
     authorized:
     2,000,000 shares of Series A preferred stock
      outstanding...........................................   $   50,000       $   50,000
     1,000,000 shares of Series B preferred stock
      outstanding...........................................       25,000           25,000
     2,760,000 shares of Series C preferred stock
      outstanding...........................................       69,000           69,000
     2,760,000 shares of Series D preferred stock
      outstanding...........................................       69,000           69,000
  Common stock, $0.01 par value:
     Class A common stock, 40,000,000 shares authorized,
      16,053,056 shares issued and outstanding..............          161              146
     Class B common stock, 40,000,000 shares authorized,
      15,245,249 shares issued and outstanding..............          152              187
  Additional paid-in capital................................       68,891          104,590
  Retained earnings.........................................      246,041          246,041
  Capital reserves of R-G Premier Bank......................       11,629           11,629
  Accumulated other comprehensive (loss) income.............       (5,492)          (5,492)
                                                               ----------       ----------
          Total stockholders' equity........................   $  534,382       $  570,101
                                                               ==========       ==========
          Common stockholders' equity per share.............   $    10.27       $    10.72
                                                               ==========       ==========

---------------

(1) Includes securities sold under agreements to repurchase, notes payable, Federal Home Loan Bank advances and other borrowings.
(2) At our 2002 annual stockholders' meeting held on April 30, 2002, our stockholders authorized an amendment to our certificate of incorporation which increased our authorized preferred stock to 20,000,000 shares and our authorized Class B common stock to 60,000,000 shares.

Selected consolidated financial and other data

The selected consolidated financial and other data below should be read in connection with the consolidated financial information included in R&G Financial's annual report on Form 10-K for the year ended December 31, 2001, and its quarterly report on Form 10-Q for the three months ended March 31, 2002, incorporated by reference into this prospectus. The consolidated financial information for the three-month periods ended March 31, 2002 and 2001 are derived from R&G Financial's unaudited consolidated financial statements, which, in the opinion of management, include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the results for such periods. Results for the three-month period ended March 31, 2002 are not necessarily indicative of R&G Financial's results for the full year.

                                AT OR FOR THE THREE MONTHS
                                      ENDED MARCH 31,                                       AT OR FOR THE YEAR ENDED DECEMBER 31,
                                ---------------------------   -------------------------------------------------------------------
                                       2002            2001          2001          2000          1999          1998          1997
---------------------------------------------------------------------------------------------------------------------------------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED BALANCE SHEET DATA
Total assets(1)...............  $ 4,831,428     $ 3,671,472   $ 4,664,394   $ 3,539,444   $ 2,911,993   $ 2,044,782   $ 1,510,746
Loans receivable, net.........    1,807,860       1,662,508     1,802,388     1,631,276     1,563,007     1,073,668       765,059
Mortgage loans held for
 sale.........................      256,927         152,507       236,434        95,668        77,277       117,126        46,885
Mortgage-backed and investment
 securities held for
 trading......................       77,966         102,210        93,948        12,038        43,564       450,546       401,039
Mortgage-backed securities
 available for sale...........    1,630,273       1,044,323     1,482,947     1,150,100       712,705        95,040        46,004
Mortgage-backed securities
 held to maturity.............       50,683          19,035        51,946        19,818        23,249        28,255        33,326
Investment securities
 available for sale...........      610,498         405,935       598,732       368,271       258,164        59,502        75,863
Investment securities held to
 maturity.....................       23,686           3,668        23,686         3,703         5,438         6,344        10,693
Servicing assets..............      104,815          97,451       105,147        95,079        84,253        58,221        21,213
Cash and cash
 equivalents(2)...............      145,017          85,553       157,725        69,090        65,996       103,728        68,366
Deposits......................    2,014,676       1,740,004     2,061,224     1,676,062     1,330,506     1,007,297       722,418
Securities sold under
 agreements to repurchase.....    1,439,618         892,318     1,396,939       827,749       731,341       471,422       433,135
Notes payable.................      187,700         173,076       195,587       138,858       132,707       182,748       103,453
Other borrowings(3)...........      538,360         417,465       472,097       538,840       408,843       130,000        91,359
Common stockholders' equity...      534,382         389,463       459,121       308,836       269,535       221,162       138,054
Common stockholders' equity
 per share(4).................  $     10.27     $      8.56   $     10.07   $      8.16   $      6.79   $      5.99   $      4.88
SELECTED INCOME STATEMENT DATA
Revenue:
 Net interest income..........  $    32,005     $    18,167   $    97,045   $    64,987   $    56,578   $    43,973   $    36,530
 Provision for loan losses....       (5,000)         (2,000)      (11,125)       (5,751)       (4,525)       (6,600)       (6,370)
                                -----------     -----------   -----------   -----------   -----------   -----------   -----------
 Net interest income after
   provision for loan
   losses.....................       27,005          16,167        85,920        59,236        52,053        37,373        30,160
 Loan administration and
   servicing fees.............        9,304           8,023        33,920        30,849        27,109        15,987        13,214
 Net gain on sale of loans....       17,710          15,038        62,512        41,230        37,098        34,955        23,286
 Other(5).....................        3,872           2,525        12,615         7,231         6,604         5,528         4,605
                                -----------     -----------   -----------   -----------   -----------   -----------   -----------
 Total revenues...............       57,891          41,753       194,967       138,546       122,864        93,843        71,265
                                -----------     -----------   -----------   -----------   -----------   -----------   -----------
Expenses:
 Compensation and benefits....       10,008           7,550        33,290        27,031        24,433        17,095        13,653
 Occupancy expenses...........        4,262           3,902        16,649        13,436        11,289         8,987         7,131
 Other administrative and
   general expenses...........       15,926          11,876        57,133        40,325        33,568        22,687        18,252
                                -----------     -----------   -----------   -----------   -----------   -----------   -----------
 Total expenses...............       30,196          23,328       107,072        80,792        69,290        48,769        39,036
                                -----------     -----------   -----------   -----------   -----------   -----------   -----------
Income before income taxes and
 cumulative effect from change
 in accounting principle......       27,695          18,425        87,895        57,754        53,574        45,074        32,229
Income taxes..................        6,162           5,096        21,601        14,121        12,239        11,040         8,732
                                -----------     -----------   -----------   -----------   -----------   -----------   -----------

18
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


                                AT OR FOR THE THREE MONTHS
                                      ENDED MARCH 31,                                       AT OR FOR THE YEAR ENDED DECEMBER 31,
                                ---------------------------   -------------------------------------------------------------------
                                       2002            2001          2001          2000          1999          1998          1997
---------------------------------------------------------------------------------------------------------------------------------
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
SELECTED INCOME STATEMENT DATA
 (CONTINUED)
Income before cumulative
 effect from change in
 accounting principle.........       21,533          13,329        66,294        43,633        41,335        34,034        23,497
Cumulative effect from change
 in accounting principle, net
 of income taxes..............           --            (323)         (323)           --            --            --            --
                                -----------     -----------   -----------   -----------   -----------   -----------   -----------
Net income....................       21,533          13,006        65,971        43,633        41,335        34,034        23,497
Less: Dividends on preferred
 stock........................       (3,095)         (1,759)       (9,920)       (5,638)       (3,754)       (1,234)           --
                                -----------     -----------   -----------   -----------   -----------   -----------   -----------
Net income available to common
 stockholders.................  $    18,438     $    11,247   $    56,051   $    37,995   $    37,581   $    32,800   $    23,497
                                ===========     ===========   ===========   ===========   ===========   ===========   ===========
Basic earnings per common
 share before cumulative
 effect from change in
 accounting principle(4)......  $      0.59     $      0.40   $      1.89   $      1.33   $      1.31   $      1.15   $      0.83
                                ===========     ===========   ===========   ===========   ===========   ===========   ===========
Diluted earnings per common
 share before cumulative
 effect from change in
 accounting principle(4)......  $      0.58     $      0.39   $      1.85   $      1.30   $      1.28   $      1.12   $      0.81
                                ===========     ===========   ===========   ===========   ===========   ===========   ===========
Basic earnings per common
 share(4).....................  $      0.59     $      0.39   $      1.88   $      1.33   $      1.31   $      1.15   $      0.83
                                ===========     ===========   ===========   ===========   ===========   ===========   ===========
Diluted earnings per common
 share(4).....................  $      0.58     $      0.38   $      1.83   $      1.30   $      1.28   $      1.12   $      0.81
                                ===========     ===========   ===========   ===========   ===========   ===========   ===========
SELECTED OPERATING DATA(6)

PERFORMANCE RATIOS AND OTHER
 DATA
Loan production...............  $   577,747     $   528,096   $ 2,473,168   $ 1,729,373   $ 1,977,322   $ 1,426,069   $   906,324
Mortgage servicing
 portfolio....................    7,311,066       6,791,561     7,224,571     6,634,059     6,177,511     4,827,798     3,000,888
Return on average assets......         1.81%           1.48%         1.63%         1.34%         1.72%         1.95%         1.85%
Return on average common
 equity.......................        23.17           19.31         20.77         18.00         20.23         21.32         18.69
Equity to assets at end of
 period.......................        11.06           10.61          9.84          8.73          9.26         10.82          9.13
Interest rate spread(7).......         2.68            1.95          2.33          1.96          2.40          2.43          2.88
Net interest margin(7)........         2.92            2.18          2.59          2.16          2.60          2.72          3.12
Average interest-earning
 assets to average
 interest-bearing
 liabilities..................       106.46          104.25        105.56        103.54        104.21        105.93        104.61
Total non-interest expenses to
 average total assets.........         2.54            2.59          2.64          2.49          2.88          2.80          3.08
Cash dividends declared per
 common share(4)..............  $     0.077     $     0.060         0.264   $     0.203   $     0.149   $     0.111   $     0.065

ASSET QUALITY RATIOS(8)
Non-performing assets to total
 assets at end of period......         1.91%           3.19%         1.78%         2.96%         2.26%         2.41%         2.12%
Non-performing loans to total
 loans at end of period(9)....         4.13            5.83          3.79          5.52          3.66          4.08          3.89
Allowance for loan losses to
 total loans at end of
 period(10)...................         0.96            0.66          0.91          0.67          0.55          0.74          0.87
Allowance for loan losses to
 total non-performing loans at
 end of period(10)............        23.26           11.25         24.05         12.21         15.11         17.92         22.34
Net charge-offs to average
 loans outstanding............         0.75(11)        0.35          0.32          0.17          0.25          0.55          0.40

R-G PREMIER BANK REGULATORY
 CAPITAL RATIOS(12)
Tier 1 risk-based capital
 ratio........................        12.04%          13.29%        11.35%        11.37%        12.36%        13.41%        13.10%
Total risk-based capital
 ratio........................        12.86           14.05         12.11         12.15         13.08         14.46         14.00
Tier 1 leverage capital
 ratio........................         6.62            7.05          6.44          6.04          7.07          8.04          7.34

                                                                              19
SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA


---------------

 (1) At March 31, 2002, R&G Mortgage and R-G Premier Bank had total assets of $834.5 million and $4.0 billion, respectively, before consolidation.
 (2) Comprised of cash and cash due from banks, securities purchased under agreements to resell, time deposits with other banks and federal funds sold, all of which had original maturities of 90 days or less.
 (3) Comprised of advances from the Federal Home Loan Bank of New York, federal funds purchased and other borrowings.
 (4) Per share information for all periods presented takes into consideration prior stock splits and dividends.
 (5) Comprised of change in provision for cost in excess of market value of loans available for sale and other miscellaneous revenue sources, including service charges, fees and other income.
 (6) With the exception of end of period ratios, all ratios for R&G Mortgage are based on the average of month-end balances, while all ratios for R-G Premier Bank are based on average daily balances, and all ratios are annualized where appropriate.
 (7) Interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Net interest margin represents net interest income as a percentage of average interest-earning assets.
 (8) Non-performing loans consist of non-accrual loans and non-performing assets consist of non-performing loans and real estate acquired by foreclosure or deed-in-lieu thereof.
 (9) The increase in the ratio since 1999 was partially caused by an increasing amount of loan securitizations when compared to prior periods, which reduced the amount of loans held in portfolio which are considered in the calculation of the ratio. Without giving effect to loan securitizations, as of March 31, 2002, December 31, 2001 and December 31, 2000, the ratio of non-performing loans to total loans would have been 2.85%, 2.75% and 4.46%, respectively.
(10) Because of the nature of the collateral, R&G Financial's historical charge-offs with respect to residential real estate loans have been low. Excluding R&G Financial's residential loan portfolio, the allowance for loan losses to total loans and to total non-performing loans at March 31, 2002, December 31, 2001 and December 31, 2000 would have been 1.92% and 83.7%, respectively, 1.97% and 78.8%, respectively, and 1.67% and 73.7%, respectively.
(11) An aggregate of $1.8 million of the $3.9 million of net charge-offs during the quarter relates to one commercial real estate loan. Net loan charge-offs to average loans outstanding would otherwise have been 0.41% for the quarter without the charge-off associated with such loan.
(12) All of such ratios were in compliance with the applicable regulatory requirements.

20



Management

The following table presents information concerning the directors of R&G Financial and executive officers of R&G Financial and its subsidiary companies.

NAME                                        AGE(1)                     TITLE
----                                        ------                     -----
Victor J. Galan...........................    68     Chairman of the Board and Chief Executive
                                                     Officer
Ramon Prats...............................    52     Vice Chairman of the Board and President
Joseph R. Sandoval........................    38     Senior Vice President and Chief Financial
                                                     Officer
Ana M. Armendariz.........................    69     Director and Treasurer
Enrique Umpierre-Suarez...................    60     Director and Secretary
Victor L. Galan...........................    38     Director and Vice President of Loan
                                                     Production Marketing and Business
                                                     Development -- R&G Mortgage
Pedro Ramirez.............................    59     Director
Laureno Carus Abarca......................    72     Director
Eduardo McCormack.........................    73     Director
Gilberto Rivera-Arreaga...................    52     Director
Benigno R. Fernandez......................    61     Director
Ileana M. Colon-Carlo.....................    53     Director
Roberto Gorbea............................    60     Director
Mario Ruiz................................    39     Executive Vice President -- R-G Premier
                                                     Bank
Steven Velez..............................    44     Executive Vice President -- R&G Mortgage
Victor M. Irizarry........................    53     Senior Vice President and Chief Lending
                                                     Officer -- R-G Premier Bank
Pedro J. Serralles, IV....................    53     Principal -- R&G Investments Corporation
Jean Francois Dumazet.....................    36     President -- Home and Property Insurance
                                                     Corporation
Michael Wallace, Jr.......................    40     Chief Executive Officer -- Continental
                                                     Capital Corporation
John A. Koegel............................    55     President -- Crown Bank

---------------

(1) As of June 18, 2002

Information concerning the principal occupation of directors of R&G Financial and executive officers of R&G Financial and its subsidiaries during the past five years is set forth below.

VICTOR J. GALAN
Mr. Galan is Chairman of the Board and Chief Executive Officer of R&G Financial, positions he has held since R&G Financial's incorporation in March 1996. Mr. Galan also served as R&G Financial's President from its incorporation until January 2001. Mr. Galan is the founder and Chairman of the Board of R&G Mortgage, a position he has held since 1972. Mr. Galan is also the Chairman of the Board and Chief Executive Officer of R-G Premier Bank, a position he has held since R-G Premier Bank was first acquired by R&G Mortgage in February 1990, Chairman of the Board of The Mortgage Store of Puerto Rico, Inc., a subsidiary of R&G Mortgage, since the inception of its predecessor in October 1997 (Mortgage Store of Puerto Rico, Inc. and its predecessor, "The Mortgage Store"), Chairman of the Board of Continental since its acquisition in October 1999 and Chairman of the Board of Crown Bank since its acquisition in June 2002. During the first full year following the acquisition of Crown Bank, Mr. Galan intends to spend a substantial amount of his working time in Florida assisting with the integration of Crown Bank.

                                                                              21
MANAGEMENT


RAMON PRATS
Mr. Prats has been the Vice Chairman of the Board of Directors of R&G Financial since April 1996 and served as its Executive Vice President from such date until January 2001. In January 2001, Mr. Prats became President of R&G Financial, R&G Mortgage and R-G Premier Bank. Mr. Prats has served as a Director of R&G Mortgage since April 1985 and has been Executive Vice President of R&G Mortgage and The Mortgage Store since February 1980 and October 1997, respectively. Mr. Prats also currently serves as Vice Chairman of the Board of Directors of R-G Premier Bank, a position he has held since February 1990, and as a director of Continental since October 1999 and Crown Bank since June 2002.

JOSEPH R. SANDOVAL
Mr. Sandoval joined R&G Financial as its Chief Financial Officer in January 1997, and has been a Director and the Secretary of Continental and R&G Acquisition Holdings Corporation since October 1999 and June 2002, respectively. Prior thereto, Mr. Sandoval was an accountant with PriceWaterhouse LLP (a predecessor firm to PricewaterhouseCoopers LLP) in San Juan, Puerto Rico from August 1987 to January 1997 and had attained the position of Senior Manager with such firm.

ANA M. ARMENDARIZ
Ms. Armendariz has been a Director and Treasurer of R&G Financial since April 1996, and Secretary of R&G Mortgage since January 1984. Ms. Armendariz had been the Senior Vice President and Controller of The Mortgage Store since October 1997, until her retirement in June 2002.

ENRIQUE UMPIERRE-SUAREZ
Mr. Umpierre-Suarez has been a Director of R&G Financial and its Secretary since April 1996, a Director of R-G Premier Bank since January 1996 and a Director of The Mortgage Store since October 1997. Mr. Umpierre-Suarez has also served as Secretary of R-G Premier Bank since April 1996 and of The Mortgage Store since October 1997. Mr. Umpierre-Suarez is an attorney in private practice in Hato Rey, Puerto Rico and is also engaged in the private practice of engineering in Hato Rey, Puerto Rico.

VICTOR L. GALAN
Mr. Galan has been a Director of R&G Financial since April 1996, a Director of R&G Mortgage since June 1996, a Director of R-G Premier Bank since 1995 and a Director of The Mortgage Store since October 1997. In January 2001, Mr. Galan became the Vice President of Loan Production Marketing and Business Development of R&G Mortgage. Mr. Galan was the Vice President of The Mortgage Store from October 1998 until January 2001. Previously, Mr. Galan was the Vice President of Branch Administration of R&G Mortgage from June 1997 to October 1998, and prior thereto was the Marketing Manager and Vice President of R&G Mortgage from February 1996 to June 1997. Mr. Galan, the son of Victor J. Galan, the Chairman of the Board and Chief Executive Officer of R&G Financial, has been associated with R&G Mortgage since 1982, having served as Branch Manager at various locations since 1992.

PEDRO RAMIREZ
Mr. Ramirez has been a Director of R&G Financial since April 1996, a Director of R&G Mortgage since June 1996 and a Director of R-G Premier Bank since 1990. Mr. Ramirez has been President and Chief Executive Officer of Empresas Nativas, Inc., a real estate development company, in Hato Rey, Puerto Rico, since 1983. Mr. Ramirez also currently serves as Vice President of Inverdec, Inc., a real estate development company in Hato Rey, Puerto Rico, a position he has held since April 1992, and has been the Managing Partner of Ramirez & Co., S.E., a real estate development company located in Hato Rey, since April 1986.

LAURENO CARUS ABARCA
Mr. Carus has been a Director of R&G Financial since April 1996, a director of R&G Mortgage since June 1996 and a Director of R-G Premier Bank (and its predecessor) since 1983. Mr. Carus has been the Chairman of the Board of Alonso and Carus Iron Works, Inc. in Catano, Puerto Rico, which is engaged in the production and fabrication of metal products and in the construction of commercial buildings, since September 1977, and he has been with the firm since 1960. Mr. Carus has also been President of Petroleum Chemical Corp., a petroleum processing corporation in Catano, Puerto Rico, since April 1994.

22
MANAGEMENT


EDUARDO MCCORMACK
Mr. McCormack has been a Director of R&G Financial since April 1996, a Director of R&G Mortgage since June 1996 and a Director of R-G Premier Bank since 1990. Mr. McCormack has been the President of EMP Omega Corporation in San Juan, Puerto Rico, a fructose importer and distributor, since June 1999. During 1994 and 1995, he served as a consultant to Bacardi Corporation, a rum manufacturer based in Catano, Puerto Rico. Prior thereto, Mr. McCormack was a Vice President of Bacardi Corporation from 1981 to 1993.

GILBERTO RIVERA-ARREAGA
Mr. Rivera-Arreaga has been a Director of R&G financial since April 1996, a Director of R&G Mortgage and R-G Premier Bank since June 1996 and a Director of Crown Bank since May 2002. Mr. Rivera-Arreaga has been Executive Vice President of the National College of Business & Technology, Inc., a post-secondary institution with campuses in Bayamon and Arecibo, Puerto Rico, since 1993. Prior thereto, Mr. Rivera-Arreaga engaged in the private practice of law in Bayamon, Puerto Rico.

BENIGNO R. FERNANDEZ
Mr. Fernandez has been a Director of R&G Financial since April 1996 and a Director of R&G Mortgage and R-G Premier Bank since June 1996. Mr. Fernandez is Senior Partner of Fernandez, Perez Villarini & Co., a certified public accounting firm in Hato Rey, Puerto Rico. Mr. Fernandez has been a certified public accountant since 1969.

ILEANA M. COLON-CARLO
Ms. Colon-Carlo has been a Director of R&G Financial since July 1998. Ms. Colon-Carlo has been a member of the Board of Trustees of Central University of Bayamon, Puerto Rico, and an Accounting Professor in the Graduate School of Business Administration since January 1998. Prior thereto, Ms. Colon-Carlo served as Comptroller of the Commonwealth of Puerto Rico from 1987 to 1997. Ms. Colon-Carlo is a past President of the Puerto Rico Certified Public Accountants State Society and past member of the Commonwealth of Puerto Rico Board of Accountancy. Additionally, Ms. Colon-Carlo is a past member of the board of directors of the Puerto Rico Chamber of Commerce.

ROBERTO GORBEA
Mr. Gorbea has been a Director of R&G Financial since July 1998. Mr. Gorbea has been President, Chief Executive Officer and member of the board of directors of Lord Electric Company of Puerto Rico, Inc., San Juan, Puerto Rico, which constructs industrial, electrical and mechanical systems, since 1984.

MARIO RUIZ
In January 2001, Mr. Ruiz became Executive Vice President of R-G Premier Bank. Mr. Ruiz previously had been Senior Vice President of Secondary Markets of R&G Mortgage since December 1996 and Director and Senior Vice President of The Mortgage Store since October 1997. Mr. Ruiz served as Vice
President -- Secondary Market of R&G Mortgage from 1990 to December 1996.

STEVEN VELEZ
In January 2001, Mr. Velez became Executive Vice President of R&G Mortgage. Mr. Velez previously had been Senior Vice President of Underwriting and Technology of R&G Mortgage since June 1997. Previously, Mr. Velez served as Vice President of Underwriting and Technology of R&G Mortgage. Mr. Velez has been with R&G Mortgage since October 1989.

VICTOR M. IRIZARRY
In January 2001, Mr. Irizarry became the Chief Lending Officer of R-G Premier Bank. Mr. Irizarry previously had been Senior Vice President of Corporate and Construction Lending since joining R-G Premier Bank in May 1999. Prior to that, Mr. Irizarry was Senior Vice President -- Commercial Banking at another financial institution from September 1992 to April 1999.

                                                                              23
MANAGEMENT


PEDRO J. SERRALLES, IV
Mr. Serralles is Principal of R&G Investments Corporation, a position he assumed in April 2001. Previously, Mr. Serralles worked for Morgan Stanley Dean Witter & Co. and its predecessor Dean Witter Reynolds, Inc. since 1990, most recently as Senior Vice President. Mr. Serralles has over 26 years of brokerage experience.

JEAN FRANCOIS DUMAZET
Mr. Dumazet joined R&G Financial as President of Home & Property Insurance Corporation in connection with R&G Financial's acquisition of Home & Property Insurance Corporation in November 2000. Mr. Dumazet was the owner and President of Home and Property Insurance Corporation since 1999, and President of Cosmair Caribe, Inc., Loreal Group's marketing and distribution subsidiary in the Caribbean, from 1993 to 1999.

MICHAEL WALLACE, JR.
Mr. Wallace joined R&G Financial as Chief Executive Officer of Continental in connection with the acquisition of Continental in October 1999. Mr. Wallace co-founded Continental in 1984 and served as its Chairman and Chief Executive Officer since its formation.

JOHN A. KOEGEL
Mr. Koegel joined R&G Financial as the President of Crown Bank in connection with the acquisition of Crown Bank in June 2002. Mr. Koegel served as President and Chief Executive Officer and as a director of Crown Bank since its inception in 1985.

24



Description of capital stock

GENERAL

The following is a summary of certain rights and privileges of R&G Financial's common stock and preferred stock. Statements in this summary are qualified in their entirety by reference to R&G Financial's certificate of incorporation and to the General Corporations Law of Puerto Rico.

COMMON STOCK

R&G Financial's common stock is divided into 40,000,000 shares of Class A common stock, of which as of March 31, 2002, 16,053,056 shares were owned by Victor J. Galan, Chairman of the Board and Chief Executive Officer of R&G Financial, and 60,000,000 shares of Class B common stock, of which as of such date, 15,245,249 shares of Class B common stock were outstanding and held primarily by members of the general public.

R&G Financial's shares of Class B common stock are listed on the New York Stock Exchange under the symbol "RGF." From the time of its initial public offering in 1996 until July 11, 2002, R&G Financial's Class B common stock was traded on the Nasdaq Stock Market under the symbol "RGFC." R&G Financial's common stock does not represent non-withdrawable capital, is not an account of an insurable type, and is not insured by the FDIC.

Subject to the rights of the holders of preferred stock to elect directors under certain circumstances, the holders of R&G Financial's common stock possess exclusive voting rights in R&G Financial. They elect the board of directors and act on such other matters as are required to be presented to them under Puerto Rico law or R&G Financial's certificate of incorporation or as are otherwise presented to them by the board of directors. Except for matters where applicable law requires the approval of one or both classes of common stock voting as separate classes, holders of shares of Class A common stock and shares of Class B common stock generally vote as a single class on all matters submitted to a vote of the stockholders, including the election of directors. Holders of shares of Class A common stock are entitled to two votes per share and holders of shares of Class B common stock are entitled to one vote per share.

Each record holder of Class A common stock is entitled to convert any or all of the shares of Class A common stock held by such holder into shares of Class B common stock at the rate of one share of Class B common stock for each share of Class A common stock so converted. The shares of Class B common stock do not carry any conversion rights.

Subject to any dividend preferences which may be established with respect to any series of preferred stock, holders of shares of Class A common stock and Class B common stock are entitled to share ratably, as a single class, in dividends when and as declared by the board of directors out of funds legally available for the payment of dividends.

In the event of the liquidation, dissolution or distribution of assets of R&G Financial, the holders of its common stock would be entitled to receive all of its assets available for distribution, after payment or provision for payment of all debts and liabilities and liquidation distributions due to holders of R&G Financial's preferred stock. The holders of R&G Financial's Series A preferred stock, Series B preferred stock, Series C preferred stock and Series D preferred stock have a priority over the holders of R&G Financial's common stock in the event of a liquidation, dissolution or distribution of assets.

Holders of R&G Financial's common stock are not entitled to preemptive rights with respect to any shares which may be issued in the future. R&G Financial's common stock is not subject to redemption.

PREFERRED STOCK

R&G Financial has authorized 20,000,000 shares of preferred stock, par value $0.01 per share. R&G Financial has issued 2,000,000 shares of Series A Preferred Stock, 1,000,000 shares of Series B Preferred Stock, 2,760,000 shares of Series C Preferred Stock and 2,760,000 shares of Series D Preferred Stock, each of which ranks pari passu with respect to each other series of preferred stock. Each outstanding series

                                                                              25
DESCRIPTION OF CAPITAL STOCK


of Preferred Stock trades on the Nasdaq Stock Market. Except with respect to the dividend rate and redemption and maturity dates, each series of preferred stock has terms which are substantially the same. R&G Financial may issue other series of preferred stock with such preferences and designations as the board of directors may from time to time determine. The board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights as it may deem appropriate under the circumstances.

RESTRICTIONS ON ACQUISITION OF R&G FINANCIAL

RESTRICTIONS IN THE CERTIFICATE OF INCORPORATION AND BYLAWS
A number of provisions of R&G Financial's certificate of incorporation and bylaws deal with matters of corporate governance and certain rights of stockholders. The following discussion is a general summary of certain provisions of the certificate of incorporation and bylaws which might be deemed to have a potential "anti-takeover" effect. Reference should be made in each case to such certificate of incorporation and bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

BOARD OF DIRECTORS
R&G Financial's certificate of incorporation contains provisions relating to the board of directors and provides, among other things, that the board of directors shall be divided into three classes as nearly equal in number as possible with the term of office of one class expiring each year. Cumulative voting in the election of directors is prohibited. Directors may be removed with or without cause at a duly constituted meeting of stockholders called expressly for that purpose. Any vacancy occurring in the board of directors for any reason (including an increase in the number of authorized directors) may be filled by the affirmative vote of a majority of the directors then in office, though less than a quorum of the board, or by the sole remaining director, and a director appointed to fill a vacancy shall serve for the remainder of the term to which the director being replaced had been elected, and until his successor has been elected and qualified.

R&G Financial's bylaws govern nominations for election to the board, and provide that nominations for election to the board of directors may be made by the nominating committee of the board of directors or by a stockholder eligible to vote at an annual meeting of stockholders who has complied with specified notice requirements. Written notice of a stockholder nomination must be delivered to, or mailed to, and received at the principal executive offices not later than 90 days prior to the anniversary date of the mailing of the proxy materials in connection with the immediately preceding annual meeting and, with respect to an election to be held at a special meeting of stockholders, no later than the close of business on the tenth day following the date on which notice of such meeting is first given to stockholders.

LIMITATION OF LIABILITY
R&G Financial's certificate of incorporation provides that the personal liability of the directors and officers for monetary damages shall be limited to the fullest extent permitted by the General Corporations Law of the Commonwealth of Puerto Rico ("Puerto Rico Corporate Law").

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS
R&G Financial's bylaws provide that R&G Financial shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding of R&G Financial, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of R&G Financial, or is or was serving at its written request as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent authorized by Puerto Rico Corporate Law. Notwithstanding the foregoing, R&G Financial shall not be liable for any amounts which may be due to any person in connection with a settlement of any action, suit or proceeding effected without the prior written consent of R&G Financial or any action, suit or proceeding initiated by any person seeking indemnification without the prior written consent of R&G Financial. R&G Financial's bylaws also provide that reasonable expenses incurred by a director, officer,

26
DESCRIPTION OF CAPITAL STOCK


employee or agent of R&G Financial in defending any civil or criminal suit or proceeding may be paid by R&G Financial in advance of the final disposition of such action, suit or proceeding.

SPECIAL MEETINGS OF STOCKHOLDERS AND STOCKHOLDER PROPOSALS
R&G Financial's bylaws provide that special meetings of stockholders, for any purpose or purposes, may be called only by the Chairman of the Board, the President or by the affirmative vote of a majority of the board of directors then in office. Only such business as shall have been properly brought before an annual meeting of stockholders shall be conducted at the annual meeting. In order to be properly brought before an annual meeting, business must either be brought before the meeting by or at the direction of the board of directors or otherwise by a stockholder who has given timely notice thereof (along with specified information) in writing. For stockholder proposals to be included in our proxy materials, the stockholder must comply with all the timing and informational requirements of the Securities Exchange Act of 1934, as amended. With respect to stockholder proposals to be considered at the annual meeting of stockholders but not included in R&G Financial's proxy materials, the stockholder's notice must be delivered to, or mailed to, and received at R&G Financial's principal executive offices not later than 90 days prior to the anniversary date of the mailing of the proxy materials in connection with the immediately preceding annual meeting.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS
R&G Financial's certificate of incorporation generally provides that any amendment of the certificate must be first approved by a majority of the board of directors and then, to the extent required by law, by the holders of a majority of the votes eligible to be cast in an election of directors., except that the approval of shares representing 75% of the votes eligible to be cast in an election of directors, as well as such additional vote of the preferred stock as may be required by the provisions of any series thereof, is required for any amendment concerning R&G Financial's directors, bylaws, limitation on liability of directors and officers and amendments, unless any such proposed amendment is approved by a vote of two-thirds of the board of directors then in office. R&G Financial's bylaws may be amended by the board or by the stockholders as set forth in the certificate of incorporation, as described in the prior sentence.

OTHER RESTRICTIONS ON ACQUISITION OF R&G FINANCIAL
Under the Change in Bank Control Act, or CIBCA, a notice must be submitted to the Federal Reserve Board if any person, or group acting in concert, seeks to acquire 10% or more of R&G Financial's shares of common stock outstanding, unless the Federal Reserve Board finds that the acquisition will not result in a change of control of R&G Financial. Under the CIBCA, the Federal Reserve Board has 60 days within which to act on such notices, taking into consideration certain factors, including the financial and managerial resources of the acquiror, the convenience and needs of the communities served by R&G Financial and its banks, and the antitrust effects of the acquisition. Under the Bank Holding Company Act, any company would be required to obtain prior approval from the Federal Reserve Board before it may obtain control of R&G Financial. Control is generally defined to mean the beneficial ownership of 25% or more of any class of R&G Financial's voting securities.

Under the Puerto Rico Banking Act, a notice must be submitted to the OCFI not less than 60 days prior to the consummation of any transfer of R&G Financial stock if, after such transfer, the transferee (including any group acting in concert) will own more than 5% of R&G Financial's outstanding voting stock. Such transfer will require the approval of the OCFI if it will result in a change of control of R&G Financial. A transfer will be presumed to result in a change of control if, as a result of such transfer, a person or group that did not own more than 5% of R&G Financial's outstanding voting stock prior to such transfer owns more than 5% of such stock. In acting upon any such request for approval, the OCFI must take into consideration factors such as the experience and moral and financial responsibility of the transferee, its impact on the operations of R-G Premier Bank, whether the change of control threatens the interest of R-G Premier Bank's depositors, creditors or stockholders and any public interest considerations.

Taxation

GENERAL

The following is a summary of the material United States federal income tax and Puerto Rico tax considerations relating to the purchase, ownership and disposition of the Class B common stock. This summary is not a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the Class B common stock and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than the United States and Puerto Rico.

This summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the "Code"), and of Puerto Rico, including the Internal Revenue Code of 1994, as amended as in effect on the date of this prospectus, as well as regulations including existing and proposed regulations of the U.S. Department of the Treasury (the "U.S. Treasury Regulations"), of the Puerto Rico Treasury Department, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively.

Prospective purchasers of the Class B common stock should consult their own tax advisors as to the United States, Puerto Rico or other tax consequences of the purchase, ownership and disposition of the Class B common stock, including special rules applicable to particular taxpayers, such as life insurance companies, partnerships, registered investment companies, certain pension trusts, tax-exempt entities, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, persons liable for the alternative minimum tax, persons who hold Class B common stock as part of a straddle or hedging, or a conversion transaction; or to persons whose functional currency is not the U.S. dollar or who own actually or constructively 10% or more of R&G Financial's voting stock. Prospective purchasers should also consult their own tax advisors with respect to the application of any state, local, foreign or other taxes.

UNITED STATES TAXATION

The following discussion addresses only Class B common stock held by initial purchasers as a capital asset within the meaning of Section 1221 of the Code. As used herein, the term "U.S. Holder" means a beneficial owner of Class B common stock that is, for United States federal income tax purposes, an individual who is a citizen or resident of the United States, a corporation organized under the laws of the United States, any state thereof or the District of Columbia, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have authority to control all substantial decisions of the trust. The term "U.S. Holder" does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include a corporation organized under the laws of Puerto Rico (a "PR Corporation"). As used herein, the term "Puerto Rico U.S. Holder" means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year within the meaning of Section 933 of the Code and U.S. Treasury Regulations thereunder.

OWNERSHIP AND DISPOSITION OF CLASS B COMMON STOCK

TAXATION OF DIVIDENDS

General
Dividends on the Class B common stock will constitute gross income from sources outside the United States if less than 25% of the gross income from all sources of R&G Financial for the three-year period ending with the close of the taxable year preceding the declaration of such dividends was or was treated as effectively connected with a trade or business within the United States. Since its incorporation in 1996, less than 25% of R&G Financial's gross income has been effectively connected with the conduct of a trade or business in the United States, and R&G Financial expects to satisfy such gross income test on an ongoing basis. Accordingly, dividends on the Class B common stock distributed by R&G Financial will

28
TAXATION


constitute gross income from sources outside the United States so long as R&G Financial continues to meet such gross income test.

U.S. Holders other than Puerto Rico U.S. Holders
Subject to the passive foreign investment company ("PFIC") rules discussed below, distributions made in respect of Class B common stock, including the amount of any Puerto Rico taxes withheld on the distribution, will be includable in the gross income of a U.S. Holder, other than a Puerto Rico U.S. Holder, as foreign source gross income to the extent the distributions are paid out of current or accumulated earnings and profits of R&G Financial, as determined for United States federal income tax purposes. The amount received as a distribution, the dividend, is ordinary income that a U.S. Holder must include in income when a U.S. Holder receives the dividend, actually or constructively. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if any, that the amount of any distribution by R&G Financial exceeds its current and accumulated earnings and profits as determined for United States federal income tax purposes, the excess will be treated first as a tax-free return of capital to the extent of the U.S. Holder's tax basis in the Class B common stock and thereafter as capital gain, which capital gain will be treated as long-term gain if the U.S. Holder has held the Class B common stock for more than one year.

Subject to certain conditions and limitations contained in the Code, the Puerto Rico income tax imposed on dividends distributed by R&G Financial in accordance with Puerto Rico law will be eligible for a deduction or a credit against the U.S. Holder's United States federal income tax liability. For purposes of calculating a U.S. Holder's United States foreign tax credit limitation, dividends distributed by R&G Financial will, except as noted below, generally constitute foreign source "passive income" or foreign source "financial services income," which is treated separately from other types of income for purposes of these rules. Under a special rule, certain types of foreign source income, including certain dividends, derived by United States persons from a United States-owned foreign corporation (a "USOFC"), as defined in Section 904(g)(6) of the Code, are recharacterized as United States source income for purposes of the foreign tax credit limitation rules. A foreign corporation, including a PR Corporation, will be considered a USOFC if United States persons own 50% or more of the total voting power or value of the stock of the foreign corporation. Dividends received from a USOFC are considered United States source dividends to the extent such dividends are paid from the USOFC's United States source earnings and profits determined under Section 904(g)(4) of the Code, unless less than 10% of the USOFC's earnings and profits for the taxable year is attributable to sources within the United States. R&G Financial is currently a USOFC, and therefore dividends paid by it to a U.S. Holder will be recharacterized as United States source income for purposes of calculating the U.S. Holder's foreign tax credit limitation, as determined under Section 904(g)(4) of the Code, to the extent that such dividends are paid out of R&G Financial's United States source earnings and profits and provided 10% or more of R&G Financial's earnings and profits is attributable to sources within the United States. Although there can be no certainty, R&G Financial believes that less than 10% of its earnings and profits for the current taxable year will be attributable to United States sources. However, there can be no assurances that for future taxable years less than 10% of R&G Financial's earnings and profits will be attributable to United States sources.

Puerto Rico U.S. Holders
Subject to the PFIC rules discussed below, in general, dividends paid in respect of the Class B common stock will constitute gross income from sources within Puerto Rico under the Code and therefore, when received by a Puerto Rico U.S. Holder, will not be includable in the stockholder's gross income and will be exempt from United States federal income taxation. In addition, for United States federal income tax purposes, no deduction or credit that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income will be allowed.

PR Corporations
In general, distributions of dividends made by R&G Financial in respect of the Class B common stock to a PR Corporation will not, in the hands of the PR Corporation, be subject to United States federal income tax if the dividends are not effectively connected with a United States trade or business of the PR Corporation. Special rules apply to foreign corporations, including a PR Corporation, and, in certain cases, their

                                                                              29
TAXATION


U.S. shareholders, to the extent the corporation is a "controlled foreign corporation," "personal holding company," "foreign personal holding company," or PFIC, each as defined in the Code.

TAXATION OF SALES OR OTHER DISPOSITIONS

U.S. Holders other than Puerto Rico U.S. Holders
Subject to the PFIC rules discussed below, and certain other rules applicable to U.S. shareholders of foreign corporations, a U.S. Holder, other than a Puerto Rico U.S. Holder, will generally recognize capital gain or loss on the sale or other disposition of Class B common stock, in an amount equal to the difference between the U.S. Holder's adjusted tax basis in the Class B common stock and the amount realized on the sale or other disposition. Such gain will be treated as long-term capital gain if the U.S. Holder has held the Class B common stock for more than one year.

Gain or loss recognized by a U.S. Holder on the sale or other disposition of Class B common stock generally will be treated as United States source income or loss for foreign tax credit limitation purposes.

Puerto Rico U.S. Holders
Subject to the PFIC rules discussed below, in general, gain from the sale or exchange of the Class B common stock by a Puerto Rico U.S. Holder with a tax home in Puerto Rico will constitute income from sources within Puerto Rico, will not be includable in the stockholder's gross income for United States federal income tax purposes, and will be exempt from United States federal income taxation. No deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder's gross income will be allowed. If a Puerto Rico U.S. Holder does not have a tax home in Puerto Rico or another foreign country, he generally will be subject to U.S. federal income tax as an individual U.S. Holder.

PR Corporations
In general, any gain derived by a PR Corporation from the sale or exchange of the Class B common stock will not, in the hands of the PR Corporation, be subject to United States federal income tax if the gain is not effectively connected with a United States trade or business of the PR Corporation. The Code provides special rules for foreign corporations, including a PR Corporation and, in certain cases, their U.S. shareholders to the extent that such foreign corporation is a "controlled foreign corporation," "personal holding company," "foreign personal holding company," or "PFIC," each as defined in the Code.

INFORMATION REPORTING AND BACKUP WITHHOLDING
Certain noncorporate U.S. Holders other than Puerto Rico U.S. Holders generally will be subject to information reporting requirements on IRS Form 1099 and may be subject to backup withholding on dividends paid on or the proceeds of a sale or exchange of Class B common stock effected at a U.S. office of a broker or at an office of a broker who is a United States payor, as such term is defined in U.S. Treasury Regulations. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the taxpayer is notified by the IRS that the taxpayer has failed to report payments of interest and dividends properly.

Generally, a Puerto Rico U.S. Holder will not be subject to information reporting requirements or backup withholding on such payments provided that the payor or broker reasonably believes on the basis of documentary or other evidence provided by the recipient that the recipient is a bona fide resident of Puerto Rico during the entire taxable year in which the payment is received. U.S. Holders and Puerto Rico U.S. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and procedures for obtaining any applicable exemption.

Any amounts withheld under the backup withholding rules from a payment to a taxpayer will be allowed as a refund or credit against the taxpayer's United States federal income tax liability, provided that the required information is furnished to the IRS.

30
TAXATION


PASSIVE FOREIGN INVESTMENT COMPANY RULES

The Code provides special rules for distributions received by U.S. Holders in respect of stock of a PFIC, as well as amounts received from the sale or other disposition of PFIC stock. A foreign corporation is a PFIC if, for any taxable year, 75% or more of its gross income for the taxable year is passive income or 50% or more of its assets produce or are held for the production of passive income as determined for United States federal income tax purposes. For purposes of applying these rules, a foreign corporation is deemed to receive its pro rata share of the income and to hold its pro rata share of the assets, of any corporation in which it directly or indirectly owns 25% or more of the stock measured by value.

Based upon the foregoing, R&G Financial believes that it has not been a PFIC for any of its prior taxable years and expects to conduct its affairs in a manner so that it will not meet the criteria to be considered a PFIC in the foreseeable future. If, contrary to R&G Financial's expectations, the Class B common stock were considered to be shares of a PFIC for any fiscal year, a U.S. Holder would, except as noted in the next paragraph, generally be subject to special rules, regardless of whether R&G Financial remains a PFIC, with respect to any (1) "excess distribution" by R&G Financial to the U.S. Holder and (2) gain realized on the sale, pledge or other direct or indirect disposition of Class B common stock. An "excess distribution" is generally any distribution received by the U.S. Holder on the Class B common stock in a taxable year that is greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or the U.S. Holder's holding period for the Class B common stock if shorter. Under these rules, (1) the excess distribution or gain would be allocated ratably over the U.S. Holder's holding period for the Class B common stock, (2) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which R&G Financial is a PFIC would be taxed as ordinary income, and (3) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed on the resulting tax attributable to each such year.

As an alternative to the rules described above, if R&G Financial were a PFIC, U.S. Holders may, in certain circumstances, make a mark-to-market election with respect to their Class B common stock, provided that the Class B common stock will constitute "marketable stock" for purposes of these rules. The alternative rules applicable to a qualifying electing fund (a "QEF") (which generally permit shareholders of a PFIC to currently include in income their pro rata share of ordinary earnings and net capital gain of the PFIC for each taxable year in which the foreign corporation qualifies as a PFIC) will not be available to U.S. Holders because R&G Financial does not intend, if it were a PFIC, to comply with the specified reporting requirements necessary for a U.S. Holder to make a QEF election.

Proposed U.S. Treasury Regulations under the PFIC provisions of the Code provide that Puerto Rico U.S. Holders will be subject to the rule described in (3) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual held the Class B common stock and was not a bona fide resident of Puerto Rico during the entire taxable year or, in certain cases, a portion thereof.

PUERTO RICO TAXATION

For purposes of the following discussion, a "foreign corporation" is a corporation organized under the laws of a jurisdiction other than Puerto Rico.

OWNERSHIP AND DISPOSITION OF CLASS B COMMON STOCK

TAXATION OF DIVIDENDS

General
Distributions of cash or other property made by R&G Financial on the Class B common stock will be treated as dividends to the extent that R&G Financial has current or accumulated earnings and profits. To the extent that a distribution exceeds R&G Financial's current and accumulated earnings and profits, the distribution will be first applied against and reduce the adjusted tax basis of the Class B common stock in the hands of the holder and then be treated as gain on the sale or exchange of the Class B common stock as described below.

                                                                              31
TAXATION


The following discussion regarding the income taxation of dividends on Class B common stock received by individuals not residents of Puerto Rico and foreign corporations not engaged in a trade or business in Puerto Rico assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend paid by a PR Corporation will constitute income from sources within Puerto Rico unless the corporation has derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration of the dividend or for such part of such period as the corporation has been in existence. R&G Financial has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since its incorporation in 1996.

Individual residents of Puerto Rico and PR Corporations
In general, individuals who are residents of Puerto Rico will be subject to a special 10% income tax (the "10% Special Tax") on dividends paid on the Class B Common Stock. This tax is required to be withheld by R&G Financial unless an individual elects for this withholding not to apply, and is therefore required to include the amount of the dividend as ordinary income taxable at the normal income tax rates, which may be up to 33%.

PR Corporations will be subject to income tax on dividends paid on the Class B common stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below, and will not be subject to withholding. The dividend received deduction will be equal to 85% of the dividend received, not in excess of 85% of the corporate stockholder's net taxable income.

As a practical matter, dividends on the Class B common stock held in street name through foreign financial institutions or other securities intermediaries not engaged in trade or business in Puerto Rico will generally be subject to a separate 10% withholding tax imposed on foreign corporations. See "-- Foreign corporations."

United States citizens not residents of Puerto Rico
Dividends paid on the Class B common stock to a United States citizen who is not a resident of Puerto Rico will be subject to the 10% Special Tax which will be withheld by R&G Financial. These individuals may elect for the withholding not to apply, and will be taxed thereon at the normal income tax rates. In the event such individuals opt out of the 10% Special Tax, a separate 10% withholding tax will be required on the amount of the dividend unless the individual timely files with R&G Financial a withholding exemption certificate to the effect that the individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married.

Individuals not citizens of the United States and not residents of Puerto Rico Dividends paid on the Class B common stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% tax, which will be withheld at source by R&G Financial.

Foreign corporations
The income taxation of dividends paid on the Class B common stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico.

A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to PR Corporations on its net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the Class B common stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with PR Corporations.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on the Class B common stock received by these corporations will be excluded from the computation of the branch profits tax liability of these corporations.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the Class B common stock.

32
TAXATION


Partnerships
Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to corporations is equally applicable in the case of most partnerships.

TAXATION OF GAINS UPON SALES OR EXCHANGES

General
The sale or exchange of Class B common stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the tax basis of the Class B common stock in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the Class B common stock is held as a capital asset by the holder and will be a long-term capital gain or loss if the stockholder's holding period of the Class B common stock exceeds six months.

Individual residents of Puerto Rico and PR Corporations
Gain on the sale or exchange of Class B common stock by an individual resident of Puerto Rico or a PR Corporation will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%.

If the stockholder is a PR Corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 12.5%.

United States citizens not residents of Puerto Rico
A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of Class B common stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of Class B common stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the Class B common stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the Class B common stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 10% of the payments received with respect to transactions effected in taxable years commencing after December 31, 2000 will be withheld at the source (the withholding rate will be 20% with respect to payments related to transactions effected in taxable years beginning before January 1, 2001); and if the gain constitutes a long-term capital gain, it will be subject to a tax at a maximum rate of 10% or 20%, as previously described for individuals who are residents of Puerto Rico. The amount of tax withheld at source will be creditable against the stockholder's Puerto Rico income tax liability.

Individuals not citizens of the United States and not residents of Puerto Rico An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described above under "-- United States citizens not residents of Puerto Rico." However, if the gain resulting from the sale or exchange of Class B common stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source; provided, that if the gain resulting from the sale or exchange represents a capital gain from sources within Puerto Rico, the individual will generally be subject to tax on this gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the stockholder's Puerto Rico income tax liability.

Foreign corporations
A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of Class B common stock if the gain is (1) from sources within Puerto Rico or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 12.5% if it qualifies as a long-term capital gain.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the

                                                                              33
TAXATION


sale or exchange of Class B common stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of Class B common stock if the gain is from sources within Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source and be creditable against the stockholder's Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source and be creditable against the stockholder's Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico.

Partnerships
Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to corporations is equally applicable to most partnerships.

MUNICIPAL LICENSE TAXATION

Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on the Class B common stock or on any gain realized on the sale, exchange or redemption of the Class B common stock.

A corporation or partnership, Puerto Rico or foreign, that is engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on the Class B common stock and on the gain realized on the sale, exchange or redemption of the Class B common stock if the dividends or gain are attributable to said corporation or partnership's trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates range from a minimum of 1.5% for financial businesses to a maximum of 0.5% for other businesses.

PROPERTY TAXATION

The Class B common stock will not be subject to property tax.

Selling stockholder

Victor J. Galan, the Chairman of the Board and Chief Executive Officer of R&G Financial, owns 16,053,056 shares of Class A common stock. In connection with the offering, Mr. Galan intends to convert 1,500,000 shares of his Class A common stock into an equal number of shares of Class B common stock. Mr. Galan intends to sell in the offering for his own account all of the shares of Class B common stock so converted. Upon completion of the offering, Mr. Galan will own 14,553,056 shares of Class A common stock, which will represent 43.71% of our outstanding common stock (or 43.03%, if the underwriters' over-allotment option is exercised in full).

34



Underwriting

We, the Selling Stockholder and the underwriters for this offering named below have entered into an underwriting agreement concerning the shares of Class B common stock being offered. Subject to certain conditions, each underwriter listed below has severally agreed to purchase the number of shares of Class B common stock indicated in the following table. UBS Warburg LLC and Keefe, Bruyette & Woods, Inc. are the representatives of the several underwriters.

                                                              NUMBER OF
UNDERWRITERS                                                     SHARES
-----------------------------------------------------------------------
UBS Warburg LLC.............................................  1,487,500
Keefe, Bruyette & Woods, Inc. ..............................  1,225,000
Friedman Billings Ramsey & Co., Inc. .......................    437,500
Sandler O'Neill & Partners, L.P. ...........................    350,000
                                                              ---------
     Total..................................................  3,500,000
                                                              =========

If the underwriters sell more shares of Class B common stock than the total number set forth in the table above, the underwriters have a 30-day option to buy on a pro rata basis up to an additional 525,000 shares of Class B common stock from us at the public offering price less the underwriting discounts and commissions to cover these sales. If any shares of Class B common stock are purchased under this option, the underwriters will severally purchase shares of Class B common stock in approximately the same proportion as set forth in the table above.

The following table provides information regarding the amount of the discount to be paid to the underwriters by us and the Selling Stockholder:

                                                   PAID BY US                  PAID BY SELLING STOCKHOLDER
                                        ---------------------------------   ---------------------------------
                                        NO EXERCISE OF   FULL EXERCISE OF   NO EXERCISE OF   FULL EXERCISE OF
                                        OVER-ALLOTMENT     OVER-ALLOTMENT   OVER-ALLOTMENT     OVER-ALLOTMENT
                                                OPTION             OPTION           OPTION             OPTION
-------------------------------------------------------------------------------------------------------------
Per share.............................    $   0.9975        $   0.9975        $   0.9975        $   0.9975
          Total.......................    $1,995,000        $2,518,688        $1,496,250        $1,496,250

We estimate that the total expenses of this offering payable by us and the Selling Stockholder, excluding underwriting discounts and commissions, will be about $500,000.

Shares of Class B common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of Class B common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.59 per share from the public offering price. Any of these securities dealers may resell any shares of Class B common stock purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all of the shares of Class B common stock are not sold at the public offering price, the representatives of the underwriters may change the offering price and the other selling terms.

We and each of our senior executive officers and directors, including the Selling Stockholder, have agreed with the underwriters not to sell, offer or agree to sell, hypothecate, contract to sell, grant any option to sell or otherwise dispose of, directly or indirectly, or enter into any agreement or arrangement that has the effect of transferring the economic effects of holding, any shares of our common stock or securities convertible into or exchangeable for our common stock or warrants or other rights to purchase our common stock or any of our other securities that are substantially similar to our common stock or permit the registration under the Securities Act of 1933, as amended, of any shares of our common stock during the period from the date of this prospectus continuing through the date 90 days after the date of the closing of this offering, without the prior written consent of UBS Warburg LLC.

In connection with this offering, the underwriters may purchase and sell shares of our Class B common stock in the open market. These transactions may include stabilizing transactions, short sales and

                                                                              35
UNDERWRITING


purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our Class B common stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares of Class B common stock than they are required to purchase in this offering. Short sales may be either "covered short sales" or "naked short sales." Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of Class B common stock in the open market. In determining the source of shares of Class B common stock to close out the covered short position, the underwriters will consider, among other things, the price of shares of Class B common stock available for purchase in the open market as compared to the price at which they may purchase shares of Class B common stock through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Class B common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares of Class B common stock sold by or for the account of that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our Class B common stock. As a result, the price of our Class B common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange or otherwise.

The underwriters and their affiliates have engaged in transactions with, and have performed services for, us, including investment banking, for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the normal course of their business.

We and the Selling Stockholder have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.

36



Incorporation of certain documents by reference

The SEC allows us to "incorporate by reference" the information we file with them, which means we can disclose important information to you by referring to these documents. The information included in the following documents is incorporated by reference and is considered a part of this prospectus. The most recent information that we file with the SEC automatically updates and supersedes previously filed information. We have previously filed the following documents with the SEC and are incorporating them by reference into this prospectus:

- Annual report on Form 10-K for the year ended December 31, 2001;

- Quarterly report on Form 10-Q for the quarter ended March 31, 2002;

- Current report on Form 8-K, dated February 28, 2002, with respect to the second amendment to the Agreement and Plan of Reorganization concerning the acquisition of The Crown Group;

- Current report on Form 8-K, dated March 7, 2002, with respect to the certificate of designation for the Series D preferred stock;

- Current report on Form 8-K, dated April 15, 2002, announcing the completion of the sale by R&G Capital Trust I of $25.0 million of trust preferred securities in a private placement;

- Current report on Form 8-K, dated April 23, 2002, with respect to our first quarter earnings release;

- Current report on Form 8-K, dated June 7, 2002, announcing the closing of our acquisition of The Crown Group and filing the third amendment to the Agreement and Plan of Reorganization concerning the acquisition of The Crown Group;

- Current report on Form 8-K, dated June 18, 2002, filing the Certificate of Amendment to the Amended and Restated Certificate of Incorporation of R&G Financial Corporation filed May 9, 2002;

- Current report on Form 8-K, dated July 2, 2002, announcing the filing of our application to list our Class B common stock on the New York Stock Exchange;

- Current report on Form 8-K, dated July 11, 2002, announcing the approval of our listing application and the commencement of trading of the Class B common stock on the New York Stock Exchange; and

- Current report on Form 8-K, dated July 17, 2002, with respect to our second quarter earnings release.

We also incorporate by reference all documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and until all the shares being offered by this prospectus are sold.

We will provide, at no cost, to each person, including a beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference, other than exhibits to these documents unless such exhibits are specifically incorporated by reference into such documents. Requests for copies should be directed to R&G Financial,
Attention: Enrique Umpierre-Suarez, Secretary, 280 Jesus T. Pinero Avenue, San Juan, Puerto Rico 00918; telephone number: (787) 758-2424.

Where you can find more information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3 to register the Class B common stock being offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about R&G Financial and the shares of Class B common stock offered in this prospectus, you should refer to the registration statement and its exhibits.

You may read and copy any document filed by us with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. R&G Financial files its SEC materials electronically with the SEC, so you can also review our filings by accessing the web site maintained by the SEC at http://www.sec.gov. This site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Legal matters

The validity of the Class B common stock offered hereby will be passed upon for R&G Financial by Kelley Drye & Warren LLP, Vienna, Virginia, and for the underwriters by Sullivan & Cromwell, New York, New York. The validity of the Class B common stock will be passed upon as to matters of Puerto Rico law for R&G Financial by McConnell Valdes, San Juan, Puerto Rico. Kelley Drye & Warren LLP and Sullivan & Cromwell will rely as to all matters of the laws of the Commonwealth of Puerto Rico upon the opinion of McConnell Valdes. As of the date of this prospectus, certain members of Kelley Drye & Warren LLP owned in the aggregate approximately 12,663 shares of Class B common stock.

Experts

The consolidated financial statements incorporated in this prospectus by reference to the annual report on Form 10-K of R&G Financial Corporation for the year ended December 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                        (R&G FINANCIAL CORPORATION LOGO)